                                           Peliminary Prospectus filed under
                                           Rule 424(b)(2) SEC File No. 333-18235

                    Subject to Completion, dated February 25, 1997


PROSPECTUS SUPPLEMENT
(To Prospectus dated January 6, 1997)

                                   2,000,000 Shares
                       [LOGO] CENTERPOINT PROPERTIES CORPORATION
                                     Common Stock
                              -------------------------
    CenterPoint Properties Corporation (the "Company") is a self administered and self managed real estate company focused on the acquisition, development, redevelopment, management and ownership of warehouse/industrial property located in the metropolitan Chicago area, which is the largest warehouse/industrial market in the United States. As of December 31, 1996, the Company owned and managed a portfolio of 70 warehouse/industrial properties, containing approximately 13.3 million square feet of space. The Company believes it is the largest owner and operator of warehouse/industrial property in metropolitan Chicago.

    This Prospectus Supplement relates to the offering by the Company of shares of its common stock, $.001 par value per share (the "Common Stock"). See "Underwriting." The Common Stock is currently listed on the New York Stock Exchange ("NYSE") under the symbol "CNT." On February 19, 1997, the closing price of the Company's Common Stock was $32 per share. The Company has paid regular quarterly distributions to holders of its Common Stock. See "Price Range of Common Stock and Distributions." To help ensure that the Company qualifies as a real estate investment trust ("REIT"), transfer of shares of Common Stock is restricted and ownership by any person is limited to 9.8% of the outstanding shares of the Common Stock and Preferred Stock, subject to certain exceptions. See "Description of Capital Stock--Restrictions on Transfer" in the accompanying Prospectus.

    SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR CERTAIN FACTORS AND MATERIAL RISKS IN CONNECTION WITH THE PURCHASE OF THE COMMON STOCK.
                              -------------------------
     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS
                     TO WHICH IT RELATES.  ANY REPRESENTATION TO
                         THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------------
    Lehman Brothers Inc., A.G. Edwards & Sons, Inc., Smith Barney Inc.,
McDonald & Company Securities, Inc. and Wheat, First Securities, Inc. (the "Underwriters") have agreed to purchase from the Company the shares of Common Stock offered hereby for an aggregate price of $____________. The Company has granted to the Underwriters a 30-day option to purchase up to 300,000 additional shares of Common Stock at a purchase price of $________ per share, solely to cover over-allotments, if any. If such option is exercised in full, the total proceeds to the Company will be $___________, before deducting expenses payable by the Company, estimated at approximately $__________.

    The Common Stock offered hereby may be offered by the Underwriters from time to time in one or more transactions on the NYSE or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. See "Underwriting."

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

                              -------------------------

    The shares of Common Stock are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of the shares of Common Stock will be made at the offices of Lehman Brothers Inc., New York, New York on or about ________, 1997.

                              -------------------------
LEHMAN BROTHERS
    A.G. EDWARDS & SONS, INC.
         SMITH BARNEY INC.
              MCDONALD & COMPANY
                    SECURITIES INC.
                   WHEAT FIRST BUTCHER SINGER

                   , 1997
-------------------


Information contained in this preliminary prospectus supplement is subject to completion or amendment

                              -------------------------

                               THIS PAGE INTENTIONALLY

                                      LEFT BLANK

                              -------------------------

                                AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and other applicable legal or NYSE requirements, pursuant to which the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company under the Exchange Act may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza Office Building, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at 13th Floor, 7 World Trade Center, New York, New York 10048 and at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661, and at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Commission's Web site (http://www.sec.gov).

     THE FOLLOWING INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION APPEARING ELSEWHERE IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR INCORPORATED THEREIN BY REFERENCE. CERTAIN TERMS USED BUT NOT DEFINED HEREIN ARE AS DEFINED IN THE ACCOMPANYING PROSPECTUS.

                                     THE COMPANY

     The Company is a self-administered and self-managed real estate company focused on the acquisition, development, redevelopment, management and ownership of warehouse/industrial property located in metropolitan Chicago (defined as the area within a 100-mile radius of Chicago), which, according to a ranking of markets published by CB Commercial/Torto Wheaton Research, is the largest warehouse/industrial market in the United States. The Company's election of REIT status, filed with its 1994 federal income tax return, was effective as of January 1, 1994.

     The Company, a Maryland corporation, was founded in 1984 and completed its initial public offering of securities in December 1993 (the "IPO"). Between completion of the IPO and December 31, 1996, the Company has increased the size of its warehouse/industrial portfolio by 8.1 million square feet or 156% by acquiring (net of dispositions) 35 fully-leased warehouse/industrial properties.

     As of December 31, 1996, the Company owned and managed a portfolio of 70 warehouse/industrial properties, containing approximately 13.3 million square feet of space. Based on published statistics regarding square feet of space owned and managed by other firms and publicly available information filed with the Commission, as well as its knowledge and experience in the market, the Company believes it is the largest owner and operator of warehouse/industrial property in metropolitan Chicago. The Company also owns and manages three retail properties, one office property and one apartment property. The Company's properties are currently 98% leased, with the warehouse/industrial properties occupied by 132 tenants in diverse industries with no tenant accounting for the lease of more than 6% of the total square footage of the Company's warehouse/industrial portfolio. Substantially all of the Company's properties have been constructed or renovated during the past ten years.

     The Company's principal executive office is located at 401 North Michigan Avenue, 30th Floor, Chicago, Illinois 60611, and its telephone number is (312) 346-5600.

                                 RECENT DEVELOPMENTS

RECENT EARNINGS REPORT

On February 13, 1997, the Company announced its fourth quarter and annual 1996 results as follows ($ in thousands, except per share data):

                                             QUARTER ENDED        YEAR ENDED
                                              DECEMBER 31         DECEMBER 31
                                              -----------         -----------
                                            1996      1995      1996     1995
                                            ----      ----      ----     ----

Total Revenues                            $19,264   $13,573   $63,330  $46,952
Income Before Extraordinary Item (1)        5,673     3,868    18,272    8,844
Net Income                                  3,772     3,236    14,941    8,212

Per Share
   Income Before Extraordinary Item (1)       .35       .31      1.24      .89
   Net Income                                 .23       .26      1.01      .83

-------------------------

(1)   Early extinguishment of debt.


1996 ACQUISITIONS

    - In May, 1996, the Company acquired an existing 60-year land lease for 50 acres within Chicago's O'Hare International Airport. Under the terms of the lease, base rent is $0.30 per square foot, escalating by $0.009 per square foot per year. Base rent is also increased in relation to the development of the premises. An additional amount for percentage rent is due under the lease in an amount equal to 3.13% of net cash flow, net of financing proceeds and net of residual receipts. O'Hare Express Center, which is being developed on the land, will be a $60 million air freight forwarding and warehouse complex. The complex is anticipated to be constructed in three phases over a three year period.

    - In June, 1996, the Company acquired industrial properties in Franklin Park, Illinois, Itasca, Illinois and Elk Grove Village for $9.3 million, $10 million and $2.9 million, respectively. These acquisitions were funded by the assumption of two mortgages totaling $13.3 million, $7.2 million from the proceeds of dispositions of properties in May, 1996 and the balance from the Company's lines of credit.

    - In September, 1996, two industrial properties were purchased. The first property, located in Northlake, Illinois, was purchased for approximately $22.6 million and funded in part with a $16.0 million advance under the Company's line of credit with Lehman Brothers Holdings Inc. and in part with proceeds of a public offering of shares of the Company's Common Stock which was completed on July 2, 1996.
         The other property, located in Franklin Park, Illinois, was purchased for approximately $1.9 million and funded with proceeds from a tax-free exchange of properties sold in May, 1996.

    - In October, 1996, the Company acquired three industrial properties and one office building. The three industrial properties, located in Buffalo Grove, Illinois, Lemont, Illinois and St. Charles, Illinois, were purchased for approximately $6.0 million, $2.3 million and $3.3 million, respectively, and were funded in part with a $4.0 million advance under the Company's line of credit with Lehman Brothers Holdings Inc. and in part with the proceeds from a tax free exchange of properties in May, 1996 and September, 1996. The office building, located in Elgin, Illinois, was purchased for approximately $5.2 million and funded with an advance under the Company's line of credit with Lehman Brothers Holdings Inc.

    - In November, 1996, the Company purchased an industrial property, located in Arlington Heights, Illinois, for approximately $15.0 million which was funded with an advance on the Company's unsecured credit facility co-led by The First National Bank of Chicago and Lehman Brothers Holdings Inc.

1996 DISPOSITIONS

    - In June, 1996, the Company sold an industrial property at 5954 W. 116th Street, Alsip, Illinois (18,000 square feet) for approximately $0.5 million.

    - In September, 1996, the Company disposed of property located in St. Charles, Illinois in a transaction that is intended to qualify as a tax-free exchange under applicable provisions of the Internal Revenue Code. Consideration for the property was approximately $5.4 million.

1996 FINANCINGS

    - On October 24, 1996, the Company closed a $135 million unsecured credit facility to replace the Company's secured line of credit with Lehman Brothers Holdings Inc. and the Company's secured line of credit with LaSalle National Bank. The $135 million line of credit is co-led by The First National Bank of Chicago, as administrative agent, and Lehman Brothers Holdings Inc., as documentation agent, and the other participating banks include The First National Bank of Boston, NationsBank, N.A., Bank of America Illinois and LaSalle National Bank. The current interest rate is LIBOR plus 1.15% for LIBOR borrowings and First Chicago's corporate base rate plus .15% for other borrowings. The Company borrowed $20.8 million under the new unsecured line of credit to repay and terminate its secured line of credit with Lehman Brothers Holdings Inc., and the Company terminated its secured line of credit with LaSalle National Bank.

OTHER RECENT DEVELOPMENTS

    - Prior to June 12, 1996, the Company's Common Stock and 8.22% Convertible Subordinated Debentures (the "Debentures") were listed on the American Stock Exchange. On June 12, 1996, shares of the Company's Common Stock were listed on the NYSE under the symbol "CNT" and the Company's Debentures were also listed on the NYSE.

                     ADDITIONAL INFORMATION REGARDING PROPERTIES

    The following table sets forth certain information regarding the warehouse/industrial properties owned by the Company as of December 31, 1996. The table does not include buildings under development aggregating 1,623,220 square feet, buildings in which the Company holds investments in the form of mortgages aggregating 777,510 square feet and non-warehouse/industrial properties aggregating 664,301 square feet.


WAREHOUSE INDUSTRIAL PROPERTIES              Year of
                                             Original
                                           Construction/
                                               Last
                                          Redevelopment               Pct. of   Pct. Of   Number
                                              And/Or         GLA (2)   Total      GLA       of       Investment
                                           Expansion (1)    (Sq. Ft.)  GLA(3)    Leased   Tenants       Type
                                           -------------    ---------  ------    ------   -------       ----
1996 INVESTMENTS

1500 W. Dundee Rd., Arlington Heights, IL      1969         500,000    3.76%      100%       2       Acquisition
425 South 37th Avenue, St. Charles, IL         1975         103,106    0.78%      100%       1       Acquisition
16400 West 103rd Street, Lemont, IL         1983/1995        63,612    0.48%      100%       1       Acquisition
911 Commerce, Buffalo Grove, IL                1993         118,009    0.89%      100%       2       Acquisition
10740 West Grand Ave., Franklin Park, IL    1965/1971        66,000    0.50%      100%       1       Acquisition
400 North Wolf Road, Northlake, IL          1956/1997      1,353,582  10.18%      100%       4       Acquisition
1501 Pratt Ave., Elk Grove Village, IL         1973         151,900    1.13%      100%       2       Acquisition
1100 Chase Avenue, Elk Grove Village, IL       1980          41,651    0.31%      100%       1       Acquisition
2553 North Edgington, Franklin Park, IL     1967/1995       274,303    2.06%      100%       4       Acquisition
875 Fargo Avenue, Elk Grove Village, IL        1980          82,368    0.62%      100%       1       Acquisition
7501 North 81st Street, Milwaukee, WI          1987         183,958    1.38%      100%       1       Acquisition
1800 Bruning Drive, Itasca, IL              1975/1978       202,000    1.52%      100%       1       Acquisition
6600 River Road, Hodgkins, IL                  1968         630,410    4.74%      100%       1       Acquisition
                                                            -------    -----

Subtotal                                                  3,770,899   28.35%                22
                                                          ---------   ------                --
Average                                                     290,069               100%
                                                            -------

PREVIOUSLY OWNED PROPERTIES

10601 Seymour Ave., Franklin Park, IL          1970         677,000    5.08%      100%       1       Acquisition
4400 S. Kolmar, Chicago, IL                    1966          92,000    0.69%      100%       1       Acquisition
1827 North Bendix Drive, South Bend, IN        1964         199,730    1.50%      100%       1       Acquisition
850 Arthur Avenue, Elk Grove Village, IL       1971          42,490    0.32%      100%       1       Acquisition
11701 S. Central Avenue, Alsip, IL             1970         300,000    2.26%      100%       1       Acquisition
11601 S. Central Avenue, Alsip, IL             1970         259,000    1.95%      100%       1       Acquisition
11743 Mayfield, Alsip, IL                      1962          42,000    0.32%      100%       1       Acquisition
1700 Butterfield Road Mundelein, IL            1977          60,000    0.45%      100%       1       Acquisition
1810-1820 Industrial Drive, Libertyville, IL   1977          85,000    0.64%      100%       1       Acquisition
1733 Downs Drive, West Chicago, IL             1975         145,526    1.09%      100%       1       Acquisition
1645 Downs Drive, West Chicago, IL             1975         129,390    0.97%      100%       1       Acquisition/
                                                                                                   Redevelopment
825-845 Hawthorne Lane, West Chicago,IL IL     1974         158,772    1.19%      100%       2       Acquisition
750 East 110th Street, Chicago, IL             1966          71,510    0.54%      100%       1       Acquisition
800 Chase Avenue, Elk Grove Village, IL        1972         341,348    2.57%      100%       1       Acquisition
2600 Elmhurst Road, Elk Grove Village, IL      1995         105,000    0.79%      100%       1       Build to Suit
8901 102nd Street, Pleasant Prairies, WI       1990         105,637    0.79%      100%       1       Acquisition
655 Wheat Lane, Wood Dale, IL               1984/1990        41,300    0.31%      100%       1       Acquisition
1300 Northpoint Road, Waukegan, IL             1994          65,000    0.49%      100%       1       Acquisition
7001 Adams Street, Willowbrook, IL             1994          25,324    0.19%      100%       1       Build to Suit
1700 West Hawthorne, West Chicago, IL          1959         735,196    5.53%      100%       1       Acquisition
745 Birginal Road, Bensenville, IL             1975         113,266    0.85%      100%       1       Acquisition
1 Wildlife Way, Long Grove, IL                 1979          54,100    0.41%      100%       1      Redevelopment



WAREHOUSE INDUSTRIAL PROPERTIES              Year of
                                             Original
                                           Construction/
                                               Last
                                          Redevelopment               Pct. of   Pct. Of   Number
                                              And/Or         GLA (2)   Total      GLA       of        Investment
                                           Expansion (1)    (Sq. Ft.)  GLA(3)    Leased   Tenants        Type
                                           -------------    ---------  ------    ------   -------        ----
PREVIOUSLY OWNED PROPERTIES

21399 Torrence Avenue, Sauk Village, IL        1991         372,835    2.80%      100%       1       Acquisition
900 W. University Dr., Arlington Heights, IL   1974          86,254    0.65%      100%       1       Acquisition
8200 100th Street, Pleasant Prairie, WI        1990         148,472    1.12%      100%       1       Acquisition
1800 Industrial Drive, Libertyville, IL      1992/1994      175,196    1.32%      100%       1    Acquisition/Expansion
1120 Frontenac, Naperville, IL               1980/1994      153,902    1.16%      100%       1    Acquisition/Expansion
1015 East State Parkway, Schaumburg, IL        1980          19,576    0.15%      100%       1       Acquisition
2764 Golfview, Naperville, IL                  1985          20,022    0.15%      100%       1       Acquisition
5619-25 West 115th Street, Alsip, IL         1974/1991      396,979    2.98%       98%       4       Acquisition
1400 Busse Road, Elk Grove Village, IL         1975         148,436    1.12%       90%       9       Acquisition
1250 Carolina Drive, West Chicago, IL          1990         150,000    1.13%      100%       1      Build to Suit
1500 Shore Drive, Naperville, IL               1985          43,230    0.32%      100%       2       Acquisition
800 Enterprise Court, Naperville, IL           1985          34,984    0.26%      100%       1       Acquisition
1651 Frontenac, Naperville, IL                 1978          30,414    0.23%      100%       1       Acquisition
1560 Frontenac, Naperville, IL                 1987          85,608    0.64%      100%       2       Acquisition
920 Frontenac, Naperville, IL                  1987         121,200    0.91%        0%       1       Acquisition
1020 Frontenac, Naperville, IL                 1980          99,684    0.75%      100%       1       Acquisition
1510 Frontenac, Naperville, IL                 1986         104,886    0.79%      100%       1       Acquisition
4501 West Augusta  Blvd., Chicago, IL        1930/1974      432,661    3.25%       95%       7      Redevelopment
825 Tollgate Road, Elgin, IL                   1989          83,122    0.62%      100%       2       Acquisition
820 Frontenac, Naperville, IL                  1988         153,604    1.15%      100%       1       Acquisition
720 Frontenac, Naperville, IL                  1991         171,935    1.29%      100%       2       Acquisition
1150 Shore Rd, Naperville, IL                  1985          30,184    0.23%      100%       1       Acquisition
5990 Touhy Avenue, Niles, IL                 1960/1993      295,964    2.22%      100%       3      Redevelopment
1201 Lunt Avenue, Elk Grove Village, IL        1971           7,380    0.06%      100%       1      Redevelopment
950-970 Tower Road, Mundelein, IL            1979/1990       38,359    0.29%      100%       3      Build to Suit
201 Mississippi Street, Gary, IN             1945/1988    1,052,173    7.91%       97%       16     Redevelopment
425 West 151st Street, East Chicago, IN      1913/1991      349,236    2.63%       89%       10     Redevelopment
2339-41 Ernie Krueger Court, Waukegan, IL   1990/1993        54,450    0.41%      100%       1      Build to Suit/
 Redevelopment
1520 Pratt Avenue, Elk Grove Village, IL      1968           62,546    0.47%      100%       1       Acquisition
620-630 Butterfield Road, Mundelein, IL        1990          24,237    0.18%      100%       1      Build to Suit/
 Redevelopment
1319 Marquette Drive, Romeoville, IL           1990          36,349    0.27%      100%       1      Build to Suit
1850 Greenleaf, Elk Grove Village, IL          1965          58,627    0.44%      100%       1       Acquisition
900 East 103rd Street, Chicago, IL           1910/1990      575,462    4.33%      100%       3      Redevelopment
2743 Armstrong Court, Des Plaines, IL          1989          53,325    0.40%      100%       2      Build to Suit
245 Beinoris Drive, Wood Dale, IL              1988          11,989    0.09%      100%       1      Build to Suit/
 Redevelopment

Subtotal                                                  9,531,870   71.65%               110
                                                          ---------   ------               ---
Average                                                     167,226                98%
                                                            -------

Company Totals                                           13,302,769  100.00%               132
                                                         ---------- -------               ---
Company Average                                             190,040                98%
                                                            -------



-----------------
(1) First date is the date of original construction; second date is year of last redevelopment and/or expansion. If only one date appears, it is the acquisition date, and the property has not been redeveloped or expanded.
(2) "GLA" means gross leasable area.
(3) Determined as a percentage of the total GLA for the warehouse/industrial properties.

LEASE EXPIRATIONS

    The following table shows as of December 31, 1996 scheduled lease expirations for the Company's warehouse/industrial properties for the next twelve years, assuming that no tenants exercise renewal options:


                                                                     AVERAGE    % OF TOTAL
                                                                    BASE RENT   PROPERTIES   % OF 1997
                                          GLA OF        ANNUALIZED  PER SQ.FT.     GLA       BASE RENT
                                NO. OF   EXPIRING       BASE RENT     UNDER    REPRESENTED  REPRESENTED
                                LEASES    LEASES         EXPIRING    EXPIRING  BY EXPIRING  BY EXPIRING
                               EXPIRING  (SQ. FT.)        LEASES      LEASES      LEASES      LEASES
                               --------  ---------        ------      ------      ------      ------
YEAR ENDING DECEMBER 31

1997 . . . . . . . . . . .      24      2,246,042      5,890,276      2.62       16.88%      13.70%
1998 . . . . . . . . . . .      19      1,754,141      5,555,776      3.17       13.19%      12.93%
1999 . . . . . . . . . . .      17      1,712,125      5,344,156      3.12       12.87%      12.44%
2000 . . . . . . . . . . .      25      1,343,358      5,339,378      3.97       10.10%      12.43%
2001 . . . . . . . . . . .      14        981,585      3,697,505      3.77        7.38%       8.61%
2002 . . . . . . . . . . .       8        993,795      4,110,207      4.14        7.47%       9.57%
2003 . . . . . . . . . . .       6        462,450      2,138,987      4.63        3.48%       4.98%
2004 . . . . . . . . . . .       4        834,196      2,349,345      2.82        6.27%       5.47%
2005 . . . . . . . . . . .       3        671,970      1,514,491      2.25        5.05%       3.52%
2006 . . . . . . . . . . .       7      1,560,437      5,146,761      3.30       11.73%      11.98%
2007 . . . . . . . . . . .       1        148,472        538,737      3.63        1.12%       1.25%
2008 . . . . . . . . . . .       1         65,000        304,820      4.69        0.49%       0.71%
thereafter . . . . . . . .       3        235,661      1,034,642      4.39        1.77%       2.41%
                                          -------      ---------
                               132     13,009,232    $42,965,081     $3.30       97.79%     100.00%


                                   USE OF PROCEEDS

    The net proceeds to the Company from the sale of the Common Stock offered hereby are estimated to be $_________ ($__________ if the Underwriter's over-allotment option is exercised in full). The Company intends to use approximately $________ million of the net proceeds to reduce amounts outstanding under its $135 million unsecured credit facility co-led by The First National Bank of Chicago and Lehman Brothers Holdings Inc. and to use the remainder of the net proceeds for the acquisition of additional warehouse/industrial properties. The $135 million unsecured line of credit currently bears interest at LIBOR plus 1.15% for LIBOR borrowings and First Chicago's corporate base rate plus .15% for other borrowings and matures on October 24, 1999.

                    PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

    The following table sets forth the quarterly high and low sales prices per share (as reported on the American Stock Exchange prior to June 12, 1996 and as reported on the NYSE on and after June 12, 1996 (see "Recent Developments")), as well as the quarterly distributions declared per share of Common Stock.


                                                                    CASH
    QUARTERLY PERIOD ENDING                 HIGH       LOW   DISTRIBUTION/SHARE
    -----------------------                 ----       ---   ------------------

    December 31, 1994. . . . . . .        $19-7/8    $17-1/2       $0.375
    March 31, 1995 . . . . . . . .         19-5/8     18-3/8        0.390
    June 30, 1995. . . . . . . . .         20-3/4     19-5/8        0.390
    September 30, 1995 . . . . . .         22-7/8     20-1/2        0.390
    December 31, 1995. . . . . . .         23-3/8     21-5/8        0.390
    March 31, 1996 . . . . . . . .         24-1/8     22            0.405
    June 30, 1996. . . . . . . . .         26-1/8     27            0.405
    September 30, 1996 . . . . . .         26-3/4     26-7/8        0.405
    December 31, 1996. . . . . . .         30-7/8     32-3/4        0.405

    On February 19, 1997, the last reported sale price of the Company's Common Stock on the NYSE was $32 per share. As of February 19, 1997, the Company's transfer agent reported 135 holders of record of the Company's Common Stock.

                               TAXATION OF STOCKHOLDERS

    The Company's REIT election was filed with its 1994 federal income tax return, effective as of January 1, 1994. Failure of the Company to maintain its status as a REIT would materially alter the tax and economic consequences to a purchaser. Ungaretti & Harris, Chicago, Illinois ("Counsel"), has provided its opinion that the Company has been organized in conformity with the requirements for qualification as a REIT under the Internal Revenue Code of 1986, as amended (the "Code") and that its method of operation as described herein and as represented by the Company will permit it to so qualify for the taxable year starting January 1, 1994 and subsequent taxable years. Such opinion is based upon the Code, as amended, applicable Treasury Regulations adopted thereunder, reported judicial decisions, and rulings of the Internal Revenue Service (the "IRS"), all as of the date hereof, and certain representations of the Company and factual assumptions related to the ownership and operation of the Company. It should be noted that whether the Company will qualify as a REIT under the Code will depend in part upon whether the Company meets the various qualification tests imposed under the Code through actual annual operating results. No assurance can be given that the actual results of the Company's operations will satisfy such requirements.

    The following summary is based on federal income tax law in effect as of the date hereof. Such law is subject to change without notice, and may be changed with retroactive effect. The summary is for general information only, and does not constitute tax advice. The discussion does not address all aspects of taxation that may be relevant to the particular circumstances of each stockholder or to certain types of stockholders (including insurance companies, tax-exempt entities, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States, except as discussed below) subject to special treatment under the federal income tax law.

    EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT THE PROSPECTUS, AS WELL AS HIS TAX ADVISOR, REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES, IN LIGHT OF HIS INDIVIDUAL CIRCUMSTANCES, OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE SECURITIES, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF TAXABLE STOCKHOLDERS

    TAX ON DISTRIBUTIONS. Distributions from the Company will be taxable to stockholders as ordinary income to the extent of the current and accumulated earnings and profits of the Company and will not be eligible for the dividend received deduction available to corporations. Distributions from the Company which are designated as capital gains dividends by the Company will be taxed as long-term capital gains to stockholders to the extent such distributions do not exceed the Company's actual net capital gain for the taxable year. Corporate stockholders may be required to treat up to 20% of any such capital gains distributions as ordinary income and will not be eligible for the dividend received deduction available to corporations.

    Distributions from the Company to stockholders which are not designated as capital gains dividends and which are in excess of the Company's current and accumulated earnings and profits will be treated as a tax-free return of capital to stockholders to the extent of the tax basis of a stockholder's shares. Any such distribution in excess of such tax basis is taxable to such stockholders as gain realized from the sale of the shares. A stockholder who has received a distribution in excess of current and accumulated earnings and profits of the Company may, upon the sale of his shares, realize a higher taxable gain or a smaller loss because of the reduction in the basis of his shares.

    In addition, any dividend declared by the Company in October, November or December of any year and payable to a shareholder of record on a specific date in such month will be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid during January of the following year.

    NO FLOW-THROUGH OF COMPANY'S LOSSES. If the Company incurs net losses, such losses will not flow through to, and will not be not deductible by, the stockholders.

    SALE OF SHARES. Gain or loss recognized by a stockholder who holds his shares as a capital asset will generally be taxable as capital gain or loss which will be long-term capital gain or loss, provided such stockholder has held his shares for more than one year at the time of sale. Furthermore, if a stockholder sells shares which were held for one year or less and with respect to which a capital gain distribution was received, any loss on the sale up to the amount of the capital gain distribution will be treated as long-term capital loss.

    BACK-UP WITHHOLDING. Distributions from the Company will ordinarily not be subject to withholding of Federal income taxes. However, the Company will be required to withhold tax at a rate of 31% from distributions paid to those stockholders who (a) fail to furnish their taxpayer identification number ("TIN") to the Company; (b) have, according to the IRS, furnished an incorrect TIN to the Company; (c) have, according to the IRS, underreported interest, dividend or patronage dividend income in the past; or (d) have failed to satisfy the payee certification requirements of Section 3406 of the Code. Each stockholder will be required to provide and certify his correct TIN and to certify that he is not subject to backup withholding.

    DISTRIBUTION INFORMATION. The Company will notify each stockholder after the end of each year as to the portion of distributions paid that constitute ordinary income, return of capital, capital gain and items of tax preference.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

    The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt pension trust do not constitute unrelated business taxable income ("UBTI"). Subject to the discussion below, distributions by a qualified REIT will not constitute UBTI provided that a tax-exempt entity has not financed the acquisition with "acquisition indebtedness" within the meaning of the Code and that the shares are not used in an unrelated trade or business of a tax-exempt entity.

    However, for taxable years beginning on or after January 1, 1994, if any pension trust or other retirement trust that qualifies under Section 401(a) of the Code ("qualified pension trust") holds more than 10% by value of the interests in a "pension-held REIT," at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by the REIT may constitute UBTI. For these purposes an entity would be a "pension-held REIT" if (i) it would not have qualified as a REIT but for the provisions of the Code which look through such a qualified pension trust in determining the ownership of shares of the REIT and (ii) (A) at least one qualified pension trust holds more than 25% by value of the shares of such REIT or (B) two or more qualified pension trusts (each owning more than 10% by value of the REIT) hold in the aggregate more than 50% by value of interests in such REIT.

    For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from tax under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, income from an investment in the Company will constitute UBTI unless the organization is able to deduct amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in the Company. Such prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements.

TAXATION OF FOREIGN STOCKHOLDERS

    The rules governing United States income, gift and estate taxation of foreign entities and individuals who are non-U.S. stockholders (as defined below) are complex. They depend not only upon United States federal and state income, gift and estate tax principles, but also upon the treaties, if any, between the United States and the country of the nonresident investor. Accordingly, no attempt will be made to provide more than a summary of these rules. A "non-U.S. stockholder" is any person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized under the laws of the United States or any state thereof, (iii) estates the income of which is subject to U.S. federal income taxation regardless of its source, and (iv) trusts with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. fiduciaries have the authority to control all substantive decisions. All non-U.S. stockholders should consult their own tax advisors as to the tax treatment of the acquisition, ownership and disposition of shares in the Company under the tax laws applicable to them.

    ORDINARY DIVIDENDS. Distributions by the Company to non-U.S. stockholders are treated as dividends to the extent of the Company's current and accumulated earnings and profits, except to the extent such distributions are attributable to capital gains of the Company. Such dividends are subject to withholding at the rate of 30% unless the non-U.S. stockholder (i) establishes that a lower rate of withholding (or no withholding) applies pursuant to a treaty, or (ii) files Internal Revenue Service Form 4224 with the Company claiming that income from the stockholder's investment in the stock is treated as effectively connected with a United States trade or business. Income that is treated as effectively connected with a United States trade or business is taxed at rates applicable to income recognized by United States stockholders. If the stockholder is a corporation, effectively connected income may also be subject to a 30% branch profits tax, unless a treaty exemption applies.

    Distributions in excess of the Company's current and accumulated earnings and profits are not taxable to the stockholder to the extent they do not exceed the adjusted basis of the stockholder's shares, but reduce the stockholder's adjusted basis in such shares. To the extent such distributions exceed the adjusted basis of the stockholder's shares, they are treated in the same manner as gain from the sale or exchange of such shares, and may give rise to tax liability as described below. Such distributions are also not subject to U.S. withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of the Company's earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. stockholder may, however, seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of the Company's earnings and profits.

    CAPITAL GAIN DIVIDENDS. For any year in which the Company qualifies as a REIT, distributions that are attributable to gain from sales or exchanges by the Company of United States real property interests will be taxed to a non-U.S. stockholder as if such gain were effectively connected with a United States trade or business. Such gain is therefore subject to tax at rates applicable to capital gain recognized by United States stockholders, subject to the possible application of alternative minimum tax and, in the case of nonresident alien stockholders, a special alternative minimum tax. These distributions may also be subject to a 30% branch profits tax in the hands of a foreign corporate stockholder, unless a treaty exemption applies. The Company is required to withhold 35% of any distribution to a non-U.S. stockholder that could be designated by the Company as a capital gains dividend. The amount withheld is allowed as a credit against the tax liability of the non-U.S. stockholder.

    DISPOSITION OF STOCK OF THE COMPANY. It is possible that 50% or more in value of the stock of the Company will be held directly or indirectly by foreign persons. If this is the case, the Company will not be a "domestically controlled REIT," and gain recognized by a non-U.S. stockholder on a sale or exchange of stock in the Company will be subject to tax at rates applicable to capital gain recognized by United States stockholders, subject to the possible application of alternative minimum tax and, in the case of nonresident alien stockholders, a special alternative minimum tax. For any period in which any class of the Company's stock is regularly traded on an established securities market, this tax will apply to such class only in the case of non-U.S. stockholders who have held more than 5% of such class of the Company's stock during the relevant testing period.

    If less than 50% in value of the stock of the Company is held directly or indirectly by foreign persons at all times during the relevant testing period, the Company will be a "domestically controlled REIT." In this event, gain recognized by a non-U.S. stockholder on a sale or exchange of stock in the REIT will not be subject to tax under rules of general application. If (i) the gain is effectively connected with a United States trade or business of the non-U.S. stockholder or (ii) the non-U.S. stockholder is an individual who is present in the United States for more than 182 days during the taxable year, gain recognized by such non-U.S. stockholder will be subject to tax at rates applicable to capital gain recognized by United States stockholders.

STATE AND LOCAL TAXES

    The Company and its stockholders may be subject to state and local taxes in various jurisdictions such as those in which the Company owns property or may be deemed to be engaged in activities or in which the stockholders reside or own property or other interests. The tax treatment of the Company and its stockholders in states having taxing jurisdiction over them may differ from the Federal income tax treatment described in this summary. No discussion of state taxation of the Company, the shares or the stockholders is provided herein.
Each stockholder should consult his tax advisor as to the status of the shares under the respective state tax laws applicable to him.

                                     UNDERWRITING

    Subject to the terms and conditions contained in the underwriting agreement among Lehman Brothers Inc., A.G. Edwards & Sons, Inc., Smith Barney Inc., McDonald & Company Securities, Inc. and Wheat, First Securities, Inc. (collectively, the "Underwriters") and the Company (the "Underwriting Agreement"), the Underwriters have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the number of shares of Common Stock set forth opposite their respective names below:

              NAME                                    NUMBER OF SHARES
              ----                                    ----------------

              Lehman Brothers Inc.
              A.G Edwards & Sons, Inc.
              Smith Barney Inc.
              McDonald & Company Securities, Inc.
              Wheat, First Securities, Inc.

                   TOTAL                                  2,000,000


    The Underwriting Agreement provides that the Underwriters' obligation to purchase the shares of Common Stock is subject to the satisfaction of certain conditions, including the receipt of certain legal opinions. The nature of the Underwriters' obligation is such that the Underwriters are committed to purchase all of the shares of Common Stock if any are purchased.

    The Underwriters have advised the Company that they propose to offer the shares of Common Stock offered hereby for sale, from time to time, to purchasers directly or through agents, or through brokers in brokerage transactions on the NYSE, or to underwriters or dealers in negotiated transactions or in a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    Brokers, dealers, agents and underwriters that participate in the distribution of the shares of Common Stock offered hereby may be deemed to be underwriters under the Securities Act of 1933, as amended (the "Securities Act"). Those who act as underwriter, broker, dealer or agent in connection with the sale of the shares of Common Stock offered hereby will be selected by the Underwriter and may have other business relationships with the Company and its subsidiaries or affiliates in the ordinary course of business.

    The Company has granted to the Underwriters an option to purchase up to an additional 300,000 shares of Common Stock at a purchase price of $____ per share, solely to cover over-allotments, if any. Such option may be exercised at any time until 30 days after the date of this Prospectus Supplement.

    The Company has agreed, subject to certain exceptions (including the issuance of shares of Common Stock pursuant to the Company's stock option plan, restricted stock incentive plan, director stock plan and dividend reinvestment and stock purchase plan and the issuance of Common Stock upon conversion of the Debentures), not to offer, sell, enter into any agreement to sell or otherwise dispose of any shares of Common Stock for a period of [90 days] after the date of this Prospectus Supplement.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

    The Company has recently closed a $135 million unsecured credit facility under which Lehman Brothers Holdings Inc., an affiliate of Lehman Brothers Inc., is one of the lenders. In the event that a default occurs under the unsecured credit facility, Lehman Brothers Holdings Inc. and the other lenders thereunder have the right to pursue various remedies which may be to the disadvantage of the holders of the Common Stock. See "Recent Developments--1996 Financings."

                                    LEGAL MATTERS

    The legality of the Common Stock offered hereby will be passed upon for the Company by Ungaretti & Harris, Chicago, Illinois and certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. Ungaretti & Harris and Skadden, Arps, Slate, Meagher & Flom LLP will rely on Gordon, Feinblatt, Rothmans, Hoffberger & Hollander, LLC, Baltimore, Maryland as to certain matters of Maryland law. In addition, Ungaretti & Harris will provide an opinion as to the qualification of the Company as a REIT under the Code.

                                       EXPERTS

    The financial statements and financial statement schedules included in the Company's Annual Report on Form 10-K and in the Company's Current Report on Form 8-K/A incorporated by reference in this Prospectus Supplement, to the extent and for the periods indicated in their reports, have been audited by Coopers & Lybrand L.L.P., independent accountants, and are included herein in reliance upon the authority of those experts in giving their reports.

PROSPECTUS
                                     $200,000,000

              [LOGO]      CENTERPOINT PROPERTIES CORPORATION

         DEBT SECURITIES, COMMON STOCK, PREFERRED STOCK, SECURITIES WARRANTS

                                 --------------------

    CenterPoint Properties Corporation (the "Company") may from time to time offer in one or more series its (i) senior debt securities ("Senior Debt Securities"), (ii) subordinated debt securities ("Subordinated Debt Securities") (Senior Debt Securities and Subordinated Debt Securities being collectively referred to herein as "Debt Securities"), (iii) common stock, $.001 par value per share ("Common Stock"), (iv) preferred stock, par value $.001 per share ("Preferred Stock"), and (v) warrants exercisable for Debt Securities, Common Stock or Preferred Stock ("Securities Warrants"), in amounts, at prices and on terms to be determined at the time of offering. The Senior Debt Securities, Subordinated Debt Securities, Common Stock, Preferred Stock and Securities Warrants (collectively referred to herein as the "Securities") may be offered separately or together, in separate series, in amounts, at prices and on terms to be described in one or more supplements to this Prospectus (a "Prospectus Supplement").

    The aggregate public offering price for Securities offered by the Company will be up to $200,000,000 (or the equivalent based on the applicable exchange rate at the time of the offering).

    The specific terms of the Securities with respect to which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, any terms for redemption at the option of the Company or repayment at the option of the holder, any terms for any sinking fund payment, covenants and any initial public offering price; (ii) in the case of Common Stock, any initial public offering price; (iii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; and (iv) in the case of Securities Warrants, the specific title and aggregate number, the issue price and the exercise price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for U.S. federal income tax purposes.

    The applicable Prospectus Supplement also will contain information, where applicable, about certain U.S. federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

    The Securities may be offered directly by the Company, through agents designated from time to time by the Company, or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement with, between or among them, will be set forth, or will be calculable from the information set forth, in an accompanying Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of a Prospectus Supplement describing the method and terms of the offering of such Securities.
SEE "RISK FACTORS" ON PAGE 4 OF THIS PROSPECTUS FOR CERTAIN FACTORS AND MATERIAL
          RISKS IN CONNECTION WITH THE PURCHASE OF THE SECURITIES.

                                  ------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
    AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
        ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE
                           CONTRARY IS A CRIMINAL OFFENSE.

                                   January 6, 1997

                                AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and other applicable legal or New York Stock Exchange, Inc. ("NYSE") requirements, pursuant to which the Company files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company under the Exchange Act may be examined without charge at, or copies obtained upon payment of prescribed fees from, the Public Reference Section of the Commission at Judiciary Plaza Office Building, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at 13th Floor, 7 World Trade Center, New York, New York 10048 and at Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511, and at the NYSE, 20 Broad Street, New York, New York 10005. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are publicly available through the Commission's Web Site (http://www.sec.gov).

    The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement"), of which this Prospectus is a part, under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Securities offered pursuant to this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Securities, reference is made to the Registration Statement, which may be inspected and copied in the manner and at the sources described above.

    Statements contained in this Prospectus as to the contents of any contract or other document that is filed as an exhibit to the Registration Statement are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of such contract or document.

                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents previously filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995;

    2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996;

    3. The Company's Current Report on Form 8-K filed with the Commission on July 1, 1996;

    4. The Company's Current Report on Form 8-K filed with the Commission on October 3, 1996, as amended by Form 8-K/A filed with the Commission on November 27, 1996; and

    5. The description of the Company's Common Stock set forth in the Company's Post-Effective Amendment No. 1 to Form S-3 registration statement filed with the Commission on March 22, 1995 (File
         No. 33-89630).

    All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of all Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Prospectus except as so modified or superseded.

    The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that have been or may be incorporated herein by reference (excluding exhibits to such information unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). Requests for such information should be directed to CenterPoint Properties Corporation, 401 North Michigan, 30th Floor, Chicago, Illinois 60611; Attention: Paul S. Fisher, Secretary; telephone (312) 346-5600.

                                     THE COMPANY

    The Company is a fully integrated real estate company focused on the acquisition, development, redevelopment, management and ownership of warehouse/industrial property located in Greater Chicago (defined as the area within a 150-mile radius of Chicago, including Milwaukee, Wisconsin and South Bend, Indiana). The Company has elected and qualified for REIT status since January 1, 1994. See "Federal Income Tax Considerations Relating to the Company's REIT status -- Qualification as a REIT; Opinion of Counsel."

    The Company, a Maryland corporation, was founded in 1984 and completed its initial public offering of securities in December 1993. As of September 30, 1996, the Company owned and managed a portfolio of 73 warehouse/industrial properties, containing approximately 13.8 million square feet of space, and believes it is the largest owner and operator of warehouse/industrial property in Greater Chicago. The Company also owns and manages three retail properties and one apartment property. The Company's properties are currently 98% leased, with the warehouse/industrial properties occupied by 129 tenants in diverse industries and no tenant accounting for the lease of more than 10% of the total square footage of the Company's warehouse/industrial portfolio. Substantially all of the Company's properties have been constructed or renovated during the past ten years.

    The Company believes that Greater Chicago offers significant opportunities for investment in and ownership of warehouse/industrial property. Greater Chicago, due to its central location and extensive air, roadway, rail, and water transportation infrastructure, supports a diverse industrial and service industry base. Based on published statistics regarding square feet of space owned and managed by other firms and publicly available information filed with the Securities and Exchange Commission, as well as its knowledge and experience in the market, the Company believes it is the largest owner and operator of warehouse/industrial property in Greater Chicago.

    The Company believes that investment in warehouse/industrial property offers attractive returns and stable cash flow. Published statistics indicate that total returns from warehouse/industrial properties have been among the highest of any commercial property type in each of the past 15 years. The Company believes that cash flow from warehouse/industrial property investments is generally more predictable than cash flow from other property types because:
(i) relatively short construction periods discourage speculative building; (ii) lower capital expenditures are required to sustain rental income due to the adaptable character of warehouse/industrial property; and (iii) tenant renewal rates are higher due to the significant cost and disruption to tenant operations resulting from relocations. Moreover, leases for warehouse/industrial properties provide generally for rent growth through contractual rent increases or rents tied to certain indices such as the Consumer Price Index and are generally structured as net leases, providing for the pass through to tenants of all operating and real estate tax expenses.

    The Company's objective is to maximize stockholder value by pursuing a growth strategy consisting of (i) intensive management of the Company's existing properties, and (ii) the acquisition of existing leased properties, build-to-suit projects and properties suitable for redevelopment.

    The Company's principal executive office is located at 401 North Michigan Avenue, 30th Floor, Chicago, Illinois 60611, and its telephone number is (312) 346-5600.

                                     RISK FACTORS

    Prospective investors should carefully consider, among other factors, the matters described below.

LIMITED GEOGRAPHICAL AND PROPERTY-TYPE DIVERSIFICATION

    All of the Company's properties are located in Greater Chicago, and substantially all of the Company's properties are warehouse/industrial properties. While the Company believes that its focus on this geographical area and property type is an advantage, the Company's performance and its ability to make distributions to stockholders could be adversely affected by unfavorable economic and/or warehouse/industrial real estate conditions in Greater Chicago.

RISKS OF DEBT FINANCING

    The Company is subject to the risks normally associated with the incurrence of debt financing, including the risks that (i) the Company will be unable to meet required payments of principal and interest, (ii) existing indebtedness will not be able to be refinanced or, if refinanced, the terms of such refinancing will not be as favorable as the original terms of such indebtedness and (iii) necessary capital expenditures for such purposes as renovations and other improvements will not be able to be financed or, if financed, will not be able to be financed on terms favorable to the Company. If a property is mortgaged to secure payment of indebtedness and the Company is unable to meet mortgage payments, the property could be foreclosed upon by the mortgagee with a consequent loss of income and asset value to the Company.

    The Company intends to continue its policy of maintaining a ratio of debt (excluding the Company's 8.22% Convertible Subordinated Debentures due 2004 (the "Debentures")) to total market capitalization of the Company of less than 50%. However, the Articles of Incorporation do not contain any limitations on the ratio of debt to total market capitalization. Accordingly, the Board of Directors could alter or eliminate the current limitation on borrowing without the approval of the Company's stockholders. If this policy were changed, the Company could become more highly leveraged, resulting in an increase in debt service that could adversely affect the Company's Funds from Operations and its ability to make expected distributions to stockholders, as well as increase the risk of default on the Company's other indebtedness and any borrowings incurred under the Company's lines of credit.

    Certain of the Company's debt now provides, and may in the future provide, for variable interest rates. To the extent that the Company has variable interest rate debt, the Company is exposed to the risk of interest rate fluctuations and, consequently, an increase in interest expense. An increase in interest expense could have a material adverse impact on the Company's operations.

LIMITATION ON OWNERSHIP OF SHARES

    In order for the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of the Company's outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities). Due to these limitations on the concentration of ownership of stock of a REIT, ownership of more than 9.8% of the value of the outstanding shares of stock by any single stockholder has been restricted in the Articles of Incorporation, with the exception of the ownership of the Common Stock by the Company's former parent company, CRP-London.

    Recent tax legislation relaxed the rules concerning ownership of stock in a REIT by certain domestic pension trusts. The Articles of Incorporation do not implement this change in the tax law. Under the Articles of Incorporation, domestic pension funds are subject to the restriction on ownership of more than 9.8% of the value of the outstanding stock.

    These ownership limits, as well as the ability of the Company to issue additional shares of its Common Stock and Preferred Stock, may discourage a change of control of the Company and may also (i) deter tender offers for the Common Stock, which offers may be advantageous to stockholders, and (ii) limit the opportunity for stockholders to receive a premium over then prevailing market prices for their Common Stock that might otherwise exist if an investor were attempting to assemble a block of Common Stock or otherwise effect a change of control of the Company. See "Description of Capital Stock -- Restrictions on Transfer."

CHANGES IN INVESTMENT AND FINANCING OBJECTIVES

    The investment and financing objectives of the Company, and its objectives with respect to certain other activities, including without limitation, the objective that the Company continue to qualify as a REIT, will be determined by the Board of Directors. Although the Board of Directors has no present intention to do so, the Board may revise current objectives of the Company at any time and from time to time in its sole discretion. Accordingly, stockholders will have no direct control over changes in the objectives of the Company.

REAL ESTATE INVESTMENT CONSIDERATIONS

    GENERAL. The business of owning and investing in real estate is highly competitive and is subject to numerous inherent risks, including adverse changes in general or local economic conditions and/or specific industry segments, real estate values, rental rates, interest rates, real estate tax rates and other operating expenses, the possibility of competitive overbuilding and of the Company's inability to obtain or maintain high levels of occupancy in the Company's properties, tenant defaults, unfavorable changes in governmental rules and fiscal policies (including rent control legislation), acts of God and other factors which are beyond the control of the Company. In addition to affecting the profitability of operations, these and other factors could impact the marketability of the Company's properties.

    In addition to the general risks of ownership and investment in real property, the Company will be subject to other risks in connection with the leasing, redevelopment and improvement of properties, such as the risk that the properties may operate at a cash deficit during the redevelopment and/or lease-up period, and the risk of a contractor's inability to control costs and to conform to plans, specifications and timetables, which may in turn be affected by strikes, weather, government regulations and other conditions beyond the contractor's control. The benefits anticipated from such transactions, therefore, may be reduced or may not materialize. The Company may in the future acquire properties in need of additional leasing activity, rehabilitation or improvement.

    COMPETITION. All of the Company's existing properties are, and all of the properties that it may acquire in the future are expected to be, located in areas that include numerous other warehouse/industrial, retail or apartment properties, many of which may be deemed to be more suitable to any potential tenant. The resulting competition could have a material adverse effect on the Company's ability to lease its properties and to increase the rentals charged on existing leases.

    ENVIRONMENTAL MATTERS. All of the Company's existing properties have been, and all properties the Company may acquire in the future will be, subjected to a Phase I or similar environmental assessment. The purpose of a Phase I environmental assessment is to determine if past and present uses of a property indicate the potential for soil or groundwater contamination or if other environmental conditions might affect the value of or future uses of the property. Phase I environmental assessments generally include the following: visual inspection of environmental conditions at and around the property; review of available land use records; interviews with the property representatives; examination of information from environmental agencies; and a walk through survey for suspected asbestos containing or other toxic materials. These environmental assessments have not revealed any environmental condition with respect to any of the Company's existing properties that the Company believes could have a material adverse effect upon the business or assets of the Company. However, no assurance can be given that environmental assessments have revealed or will reveal all potentially negative environmental conditions that may exist.

    Under various federal, state and local laws, ordinances and regulations, an owner or operator of real estate is potentially liable to governmental entities or third parties for property damage and the costs of investigation, removal or remediation of contamination caused by certain hazardous or toxic substances on or in such property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances, or the failure to properly remove such substances or remediate any contamination caused thereby, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal of hazardous substances at a treatment, storage or disposal facility may be liable for the cost of removal or remediation of such substances at such treatment, storage or disposal facility, whether or not such facility is owned or operated by such person. Certain environmental laws impose liability for release of asbestos-containing materials into the air, and third parties may seek recovery from owners or operators of real properties for personal injury associated with such materials. In connection with the ownership, operation, management and development of properties, the Company may be considered the owner or operator of such properties or as having arranged for the disposal of hazardous or toxic substances and, therefore, may be potentially liable for removal or remediation costs, as well as certain other related costs, including governmental fines and damages for injuries to persons and properties.

    UNINSURED LOSS. The Company maintains comprehensive liability, fire, flood (where appropriate), extended coverage and rental loss insurance with respect to its properties, with limits and deductibles customary in the industry. Certain types of losses, however, may be either uninsurable or not economically insurable, such as those due to earthquakes, riots or acts of war. Should an uninsured loss occur, the Company could lose both its investment in and anticipated profits and cash flow from a property and would continue to be obligated on any mortgage indebtedness or other obligations related to the property. Any such loss could adversely affect the Company.

    COST OF COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Existing warehouse/industrial properties generally are exempt from the provisions of ADA but may be subject to provisions requiring that buildings be made accessible to people with disabilities. Compliance with the ADA could require removal of access barriers, and non-compliance could result in the imposition of fines by the federal government or an award of damages to private litigants. While the amounts of such compliance costs, if any, are not currently ascertainable, they are not expected to have an adverse effect on the Company.

CERTAIN RISKS RELATED TO REIT STATUS AND STRUCTURE

    TAXATION AS A CORPORATION. The Company has elected and qualified for REIT status since January 1, 1994. Although the Company believes that it has operated in such a manner as to qualify as a REIT, no assurance can be given that the Company will remain so qualified. Qualification as a REIT involves the satisfaction of numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within the Company's control.

    If the Company were to fail to qualify as a REIT in any taxable year, the Company would be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. Moreover, unless entitled to relief under certain statutory provisions, the Company would also be disqualified from treatment as a REIT for the four taxable years following the year during which disqualification occurred. This treatment would reduce the net earnings of the Company available for investment or distribution to stockholders because of the additional tax liability to the Company for the years involved. In addition, distributions to stockholders would no longer be required to be made.

    LACK OF CONTROL OF CERTAIN SUBSIDIARY CORPORATIONS. The Company expects to derive income from certain activities (such as management of properties owned by third parties) in excess of amounts the Company could earn directly or through an entity controlled by the Company without jeopardizing its REIT status. Accordingly, the Company owns a small percentage of the voting stock of corporations carrying on such activities, and the Company has limited ability to influence the day-to-day management of such corporations, even though the Company owns stock representing most of the economic interest in such corporations.

    OTHER TAX LIABILITIES. Even as a REIT, the Company will be subject to certain federal, state and local taxes on its income and property.

                                   USE OF PROCEEDS

    Unless otherwise specified in the applicable Prospectus Supplement, the Company intends to invest the net proceeds of any sale of Securities for general business purposes, including the development, redevelopment and acquisition of additional properties and repayment of outstanding debt.

                          RATIO OF EARNINGS TO FIXED CHARGES

    The Company's ratios of earnings to fixed charges for the years ended December 31, 1994 and 1995 were 1.19 and 1.63, respectively, and the Company's ratios of earnings to fixed charges for the nine months ended September 30, 1995 and 1996 were 1.49 and 2.27, respectively. The ratios of earnings to fixed charges for the years ended December 31, 1991 through December 31, 1993 were less than one-to-one.

    The ratio of earnings to fixed charges means the ratio of pretax income from continuing operations (with certain adjustments) to the total of: (i) interest, (ii) amortization of debt expense and (iii) such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case.

    The Company issued Series A Preferred Stock in September, 1995, which was converted into Class B Common Stock in May, 1996. The Company's ratios of earnings to combined fixed charges and Preferred Stock dividends for the year ended December 31, 1995 was 1.51 and the Company's ratio of earnings to combined fixed charges and Preferred Stock dividends for the nine months ended September 30, 1995 and September 30, 1996 was 1.48 and 1.71, respectively. The Company had not issued any Preferred Stock prior to 1995; therefore, the ratios of earnings to combined fixed charges and Preferred Stock dividends for years prior to 1995 are unchanged from the ratios of earnings to fixed charges for such years as set forth above.

                            DESCRIPTION OF DEBT SECURITIES

    The following description sets forth certain general terms and provisions of the Debt Securities to which this Prospectus and any applicable Prospectus Supplement may relate. The particular terms of the Debt Securities being offered and the extent to which such general provisions may apply will be set forth in the applicable Indenture or in one or more indentures supplemental thereto and described in a Prospectus Supplement relating to such Debt Securities.

    The Senior Debt Securities will be issued under an Indenture, as amended or supplemented from time to time (the "Senior Indenture"), between the Company and a trustee to be selected by the Company (the "Senior Trustee"), and the Subordinated Debt Securities will be issued under an Indenture, as amended and supplemented from time to time (the "Subordinated Indenture"), between the Company and a trustee to be selected by the Company (the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are each referred to herein individually as an "Indenture," and they are together referred to herein as the "Indentures;" the Senior Trustee and the Subordinated Trustee are each referred to herein individually as a "Trustee," and they are together referred to herein as the "Trustees." Forms of the Senior Indenture and of the Subordinated Indenture have been filed as exhibits to the Registration Statement of which this Prospectus is a part and will be available for inspection at the corporate office of the Senior Trustee and Subordinated Trustee, respectively, or as described above under "Available Information." The Indentures will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The Company will execute the applicable Indenture when and if the Company issues Debt Securities. The statements made hereunder relating to the Indentures and the Debt Securities to be issued thereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and such Debt Securities. Unless otherwise indicated, all Section references appearing herein are to Sections of the Indentures and capitalized terms used but not otherwise defined herein will have the meanings set forth in the Indentures.

PROVISIONS APPLICABLE TO SENIOR DEBT SECURITIES AND SUBORDINATED DEBT SECURITIES

    GENERAL. The Debt Securities will be direct, unsecured obligations of the Company and may be either Senior Debt Securities or Subordinated Debt Securities.

    The indebtedness represented by the Senior Debt Securities will rank pari passu with other Senior Debt (as defined under "Provisions Applicable Solely to Subordinated Debt Securities -- General") of the Company that may be outstanding from time to time. The payment of principal of (and premium, if any) and interest on indebtedness represented by Subordinated Debt Securities will be subordinated, to the extent and in the manner provided in the Subordinated Indenture, in right of payment to the prior payment in full of the Senior Debt of the Company, including the Senior Debt Securities, as described under the heading "Provisions Applicable Solely to Subordinated Debt Securities -- Subordination."

    Each Indenture will provide that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in the applicable Indenture or as may be established in one or more indentures supplemental thereto. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series (Section 301).

    Each Indenture will provide that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series (Section 608). In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee will be a trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee thereunder, and, except as otherwise indicated herein, any action described herein to be taken by each Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

    The Prospectus Supplement relating to any series of Debt Securities being offered will contain the specific terms thereof, including, without limitation:

    (1)  the title of such Debt Securities;

    (2) the classification of such Debt Securities as Senior Debt Securities or Subordinated Debt Securities;

    (3) The aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount;

    (4) The percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof;

    (5) If convertible in whole or in part into Common Stock or Preferred Stock, the terms on which such Debt Securities are convertible, including the initial conversion price or rate (or method for determining the same), the portion that is convertible and the conversion period, and any applicable limitations on the ownership or transferability of the Common Stock or Preferred Stock receivable on conversion;

    (6) The date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

    (7) The rate or rates (which may be fixed or variable), or the method by which such rate or rates will be determined, at which such Debt Securities will bear interest, if any;

    (8) The date or dates, or the method for determining such date or dates, from which any such interest will accrue, the dates on which any such interest will be payable, the Regular Record Dates for such Interest Payment Dates, or the method by which such dates will be determined, the person to whom such interest will be payable, and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

    (9) The place or places where the principal of (and premium or Make-Whole Amount, if any) and interest and Additional Amounts, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion or registration of transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

    (10) The period or periods within which, the price or prices at which and the other terms and conditions upon which such Debt Securities may be redeemed, in whole or in part, at the option of the Company, if the Company is to have such an option;

    (11) The obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which or the date and dates on which, the price or prices at which and the other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

    (12) If other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies, and the terms and conditions relating thereto;

    (13) Whether the amount of payments of principal of (and premium or Make-Whole Amount, if any) or interest and Additional Amounts, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not be, based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts will be determined;

    (14) Any additions to, modifications of or deletions from the terms of such Debt Securities with respect to Events of Default or covenants set forth in the applicable Indenture;

    (15) Whether such Debt Securities will be issued in certificated or book-entry form;

    (16) Whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

    (17) The applicability, if any, of the defeasance and covenant defeasance provisions of Article Fourteen of the applicable Indenture;

    (18) If such Debt Securities are to be issued upon the exercise of Warrants, the time, manner and place for such Debt Securities to be authenticated and delivered;

    (19) Whether and under what circumstances the Company will pay any Additional Amounts on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment; and

    (20) Any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture (Section 301).

    The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

    The Indentures will not contain any provisions that would limit the ability of the Company to incur indebtedness or that would afford Holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Restrictions on ownership and transfers of the Company's Common Stock and Preferred Stock are designed to preserve its status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Description of Capital Stock -- Restrictions on Transfer" and "Risk Factors -- Limitation on Ownership of Shares." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

    DENOMINATION, INTEREST, REGISTRATION AND TRANSFER. Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof (Section 302).

    Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium or Make-Whole Amount, if any) and interest and Additional Amounts, if any, on any series of Debt Securities will be payable at the corporate trust office of the applicable Trustee, the address of which will be stated in the applicable Prospectus Supplement; provided that, at the option of the Company, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States (Sections 301, 305, 306, 307 and
1002).

    Any interest not punctually paid or duly provided for on any Interest Payment Date with respect to a Debt Security ("Defaulted Interest") will forthwith cease to be payable to the Holder on the applicable Regular Record Date and may either be paid to the person in whose name such Debt Security is registered at the close of business on a special record date (the "Special Record Date") for the payment of such Defaulted Interest to be fixed by the applicable Trustee, notice whereof will be given to the Holder of such Debt Security not less than ten days prior to such Special Record Date, or may be paid at any time in any other lawful manner, all as more completely described in the applicable Indenture (Section 307).

    Subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series will be exchangeable for other Debt Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations upon surrender of such Debt Securities at the corporate trust office of the applicable Trustee. In addition, subject to certain limitations imposed upon Debt Securities issued in book-entry form, the Debt Securities of any series may be surrendered for conversion or registration of transfer or exchange thereof at the corporate trust office of the applicable Trustee. Every Debt Security surrendered for conversion, registration of transfer or exchange must be duly endorsed or accompanied by a written instrument of transfer. No service charge will be made for any registration of transfer or exchange of any Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith (Section 305). If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities (Section 1002).

    Neither the Company nor any Trustee will be required to (i) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before any selection of Debt Securities of that series to be redeemed and ending at the close of business on the day of mailing of the relevant notice of redemption; (ii) register the transfer of or exchange any Debt Security, or portion thereof, called for redemption, except the unredeemed portion of any Debt Security being redeemed in part; (iii) exchange any Bearer Security so selected for redemption, except to exchange such Bearer Security for a Registered Security of that series of like tenor when immediately surrendered for redemption; or (iv) issue, register the transfer of or exchange any Debt Security which has been surrendered for repayment at the option of the Holder, except the portion, if any, of such Debt Security not to be so repaid (Section 305).

    MERGER, CONSOLIDATION OR SALE. The Company will be permitted to consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company will be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which has received the transfer of such assets will expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest and Additional Amounts, if any, on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under the Indentures, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, has occurred and be continuing; and
(c) an officer's certificate and legal opinion covering such conditions will be delivered to each Trustee (Sections 801 and 803).

    CERTAIN COVENANTS.

    EXISTENCE. Except as described above under "Merger, Consolidation or Sale," the Company will be required to do or cause to be done all things necessary to preserve and keep in full force and effect its existence, rights and franchises; provided, however, that the Company will not be required to preserve any right or franchise if it determines that the preservation thereof is no longer desirable in the conduct of its business and that the loss thereof is not disadvantageous in any material respect to the Holders of the Debt Securities (Section 1006).

    MAINTENANCE OF PROPERTIES. The Company will be required to cause all of its material properties used or useful in the conduct of its business or the business of any Subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, the Company and its Subsidiaries will not be prevented from selling or otherwise disposing for value its properties in the ordinary course of business (Section 1007).

    INSURANCE. The Company will be required to, and will be required to cause each of its Subsidiaries to, keep all of its insurable properties insured against loss or damage at least equal to their then full insurable value with financially sound and reputable insurers and, if described in the applicable Prospectus Supplement, having a specified rating from a recognized insurance rating service (Section 1008).

    PAYMENT OF TAXES AND OTHER CLAIMS. The Company will be required to pay or discharge or cause to be paid or discharged, before the same becomes delinquent,
(i) all taxes, assessments and governmental charges levied or imposed upon it or any Subsidiary or upon the income, profits or property of the Company or any Subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any Subsidiary; provided, however, that the Company will not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim (i) whose amount, applicability or validity is being contested in good faith by appropriate proceedings or (ii) for which the Company has set apart and maintains an adequate reserve (Section 1009).

    PROVISION OF FINANCIAL INFORMATION. Whether or not the Company is subject to Section 13 or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents (the "Financial Information") which the Company would have been required to file with the Commission pursuant to such Sections 13 or 15(d) if the Company were so subject, such documents to be filed with the Commission on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all Holders of Debt Securities, as their names and addresses appear in the Security Register, without cost to such Holders, copies of the annual reports and quarterly reports and (ii) file with the Trustees copies of the Financial Information, and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective Holder (Section 1010).

    ADDITIONAL COVENANTS AND/OR MODIFICATIONS TO THE COVENANTS DESCRIBED ABOVE. Any additional covenants of the Company and/or modifications to the covenants described above with respect to any Debt Securities or series thereof, including any covenants relating to limitations on incurrence of indebtedness or other financial covenants, will be set forth in the applicable Indenture or an indenture supplemental thereto and described in the Prospectus Supplement relating thereto.

    EVENTS OF DEFAULT, NOTICE AND WAIVER. Each Indenture will provide that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (i) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (ii) default in the payment of principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity; (iii) default in making any sinking fund payment as required for any Debt Security of such series; (iv) default in the performance or breach of any other covenant or warranty of the Company contained in the applicable Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), that continues for 60 days after written notice as provided in the applicable Indenture; (v) default in the payment of an aggregate principal amount exceeding $10,000,000 of any indebtedness of the Company or any mortgage, indenture or other instrument under which such indebtedness is issued or by which such indebtedness is secured, such default having occurred after the expiration of any applicable grace period and having resulted in the acceleration of the maturity of such indebtedness, but only if such indebtedness is not discharged or such acceleration is not rescinded or annulled within a specified period of time; (vi) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or either of its property; and (vii) any other Event of Default provided with respect to a particular series of Debt Securities (Section 501). The term "Significant Subsidiary" will mean each significant subsidiary (as defined in Regulation S-X promulgated under the Securities Act) of the Company.

    If an Event of Default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the Holders of not less than 25% of the principal amount of the Outstanding Debt Securities of that series will have the right to declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the Holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under any Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company has deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and interest on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may
be), plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the non-payment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in such Indenture (Section 502). Each Indenture also will provide that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (x) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (y) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby (Section 513).

    Each Trustee will be required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture unless such default has been cured or waived; provided, however, that such Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if Responsible Officers of such Trustee consider such withholding to be in the interest of such Holders (Section 601).

    Each Indenture will provide that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the cases of failure of the applicable Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it (Section 507). This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any) and interest on, and any Additional Amounts in respect of such Debt Securities at the respective due dates thereof (Section 508).

    Subject to provisions in each Indenture relating to its duties in case of default, no Trustee will be under any obligation to exercise any of its rights or powers under an Indenture at the request or direction of any Holders of any series of Debt Securities then Outstanding under such Indenture, unless such Holders have offered to the Trustee thereunder reasonable security or indemnity (Section 602). The Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under an Indenture, as the case may be) will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Trustee, or of exercising any trust or power conferred upon such Trustee. However, a Trustee may refuse to follow any direction which is in conflict with any law or the applicable Indenture, which may involve such Trustee in personal liability or which may be unduly prejudicial to the Holders of Debt Securities of such series not joining therein (Section 512).

    Within 120 days after the close of each fiscal year, the Company will be required to deliver to each Trustee a certificate, signed by one of several specified officers, stating whether or not such officer has knowledge of any default under the applicable Indenture and, if so, specifying each such default and the nature and status thereof (Section 1011).

    MODIFICATION OF THE INDENTURES. Modifications and amendments of an Indenture will be permitted to be made only with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture which are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby,
(a) change the stated maturity of the principal of, or any installment of interest (or premium or Make-Whole Amount, if any) on, any such Debt Security;
(b) reduce the principal amount of, or the rate or amount of interest on or any Additional Amounts payable in respect thereof, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security;
(c) change the place of payment, or the coin or currency, for payment of principal or premium, if any, or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the above-stated percentage of Outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the applicable Indenture; (f) if Subordinated Debt Securities, modify any of the provisions of the Subordinated Indenture relating to the subordination of such Subordinated Debt Securities in a manner adverse to the Holders thereof; or (g) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security (Section 902).

    The Holders of not less than a majority in principal amount of Outstanding Debt Securities of each series affected thereby will have the right to waive compliance by the Company with certain covenants in such Indenture (Section
1013).

    Modifications and amendments of each Indenture will be permitted to be made by the Company and the respective Trustee thereunder without the consent of any Holder of Debt Securities for any of the following purposes: (i) to evidence the succession of another person to the Company as obligor under such Indenture;
(ii) to add to the covenants of the Company for the benefit of the Holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in an Indenture; (iii) to add Events of Default for the benefit of the Holders of all or any series of Debt Securities; (iv) to add or change any provisions of an Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action will not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect; (v) to change or eliminate any provisions of an Indenture, provided that any such change or elimination will become effective only when there are no Debt Securities Outstanding of any series created prior thereto which are entitled to the benefit of such provision; (vi) to secure the Debt Securities; (vii) to establish the form or terms of Debt Securities of any series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock or Preferred Stock of the Company; (viii) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under an Indenture by more than one Trustee; (ix) to cure any ambiguity, defect or inconsistency in an Indenture, provided that such action will not adversely affect the interests of Holders of Debt Securities of any series issued under such Indenture in any material respect; (x) to close either Indenture with respect to the authentication and delivery of additional sums of Debt Securities or to qualify, or maintain qualification of either Indenture under the Trust Indenture Act; or (xi) to supplement any of the provisions of an Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided that such action will not adversely affect the interests of the Holders of the Debt Securities of any series in any material respect (Section 901).

    Each Indenture will provide that in determining whether the Holders of the requisite principal amount of Outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of Holders of Debt Securities, (i) the principal amount of an Original Issue Discount Security that will be deemed to be Outstanding will be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (ii) the principal amount of any Debt Security denominated in a foreign currency that will be deemed Outstanding will be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (i) above), (iii) the principal amount of an indexed security that will be deemed Outstanding will be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security pursuant to Section 301 of the applicable Indenture, and (iv) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor will be disregarded (Section 101).

    Each Indenture will contain provisions for convening meetings of the Holders of Debt Securities of a series (Section 1501). A meeting may be called at any time by the applicable Trustee, and also, upon request, by the Company or the Holders of at least 10% in principal amount of the Outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture (Section 1502). Except for any consent that must be given by the Holder of each Debt Security affected by certain modifications and amendments of an Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the Holders of a majority in principal amount of the Outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the Holders of a specified percentage, which is less than a majority, in principal amount of the Outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the Holders of such specified percentage in principal amount of the Outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of Holders of Debt Securities of any series duly held in accordance with an Indenture will be binding on all Holders of Debt Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the Outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver which may be given by the Holders of not less than a specified percentage in principal amount of the Outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the Outstanding Debt Securities of such series will constitute a quorum (Section 1504).

    Notwithstanding the foregoing provisions, each Indenture will provide that if any action is to be taken at a meeting of Holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver and other action that such Indenture expressly provides may be made, given or taken by the Holders of a specified percentage in principal amount of all Outstanding Debt Securities affected thereby, or the Holders of such series and one or more additional series: (i) there will be no minimum quorum requirement for such meeting, and (ii) the principal amount of the Outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action will be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under such Indenture (Section 1504).

    DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE. The Company may be permitted under the applicable Indenture to discharge certain obligations to Holders of any series of Debt Securities issued thereunder that have not already been delivered to the applicable Trustee for cancellation and that either have become due and payable or will become due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest and any Additional Amounts to the date of such deposit (if such Debt Securities have become due and payable) or to the stated maturity or redemption date, as the case may be (Section 401).

    Each Indenture will provide that, if the provisions of Article Fourteen are made applicable to the Debt Securities of or within any series pursuant to
Section 301 of such Indenture, the Company may elect either (a) to defease and be discharged from any and all obligations with respect to such Debt Securities (except for the obligation to pay Additional Amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities, and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold moneys for payment in trust) ("defeasance") (Section 1402) or (b) to be released from its obligations with respect to such Debt Securities under certain specified sections of Article Ten of such Indenture as specified in the applicable Prospectus Supplement, whereupon any omission to comply with such obligations will not constitute an Event of Default with respect to such Debt Securities ("covenant defeasance") (Section 1403), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at stated maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities which through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient without reinvestment to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

    Such a trust will only be permitted to be established if, among other things, the Company has delivered to the applicable Trustee an opinion of counsel (as specified in the applicable Indenture) to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, will be required to refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable U.S. federal income tax law occurring after the date of the Indenture (Section 1404).

    "Government Obligations" will be defined in the Indentures to mean securities which are (i) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign currency in which the Debt Securities of such series are payable, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation of the United States of America or such government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and will also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the Holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the Holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt (Section 101).

    Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the Holder of a Debt Security of such series is entitled to, and does, elect pursuant to Section 301 the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security, or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or such cessation of usage based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institutions of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities or
(iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance will be made in U.S. dollars.

    In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any Event of Default other than the Event of Default described in clause (iv) under "Events of Default, Notice and Waiver" with respect to certain specified sections of Article Ten of each Indenture (which sections would no longer be applicable to such Debt Securities as a result of such covenant defeasance) or described in clause (vii) under "Events of Default, Notice and Waiver" with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such Event of Default. However, the Company would remain liable to make payment of such amounts due at the time of acceleration.

    The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

    CONVERSION RIGHTS. The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the Holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

    REDEMPTION OF SECURITIES. Each Indenture will provide that the Debt Securities may be redeemed at any time at the option of the Company, in whole or in part, at the Redemption Price, except as may otherwise be provided in connection with any Debt Securities or series thereof (Section 1102).

    From and after notice has been given as provided in the Indentures, if funds for the redemption of any Debt Securities called for redemption have been made available on such redemption date, such Debt Securities will cease to bear interest on the date fixed for such redemption specified in such notice (Section
1105), and the only right of the Holders of the Debt Securities will be to receive payment of the Redemption Price (Section 1106).

    Notice of any optional redemption of any Debt Securities will be given to Holders at their addresses, as shown in the Security Register, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Debt Securities held by such Holder to be redeemed (Section 1104). With respect to Bearer Securities, notice will be sufficiently given if published in an Authorized Newspaper in the City of New York and in such other city or cities as may be specified in the Debt Securities (Section
106).

    If the Company elects to redeem Debt Securities, it will notify the applicable Trustee at least 45 days prior to the redemption date (or such shorter period as satisfactory to such Trustee) of the aggregate principal amount of Debt Securities to be redeemed and the redemption date (Section 1102). If less than all the Debt Securities are to be redeemed, the applicable Trustee will select the Debt Securities to be redeemed PRO RATA, by lot or in such manner as it deems fair and appropriate (Section 1103).

    GLOBAL SECURITIES. The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depository identified in the applicable Prospectus Supplement relating to such series (Section 201). Global Securities, if any, issued in the United States are expected to be deposited with the Depository Trust Company, as Depository. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until a Global Security is exchanged in whole or in part for the individual Securities represented thereby, it may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

    The specific terms of the depository arrangement with respect to particular Securities will be described in the Prospectus Supplement relating to such Securities. The Company expects that unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to depository arrangements.

    Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts will be designated by the underwriters, dealers or agents with respect to such Securities or by the Company if such Securities are offered directly by the Company. Ownership of beneficial interests in such Global Security will be limited to Participants or person that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository for such Global Security or its nominee (with respect to beneficial interests of participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

    So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes. Except as described below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Securities in definitive form and will not be considered the Owners or Holders thereof.

    Payment with respect to Securities represented by a Global Security registered in the name of a Depository or its nominee (including dividends, with respect to Common Stock, dividends and any redemption payments on Preferred Stock and principal of, any premium or Make-Whole Amount and any interest on, or any Additional Amounts payable with respect to, individual Debt Securities) will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security. None of the Company, any Trustee, any Paying Agent, the Security Registrar or any transfer agent for Securities represented by a Global Security will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company expects that the Depository for any Securities or its nominee, upon receipt of any payment with respect to Securities represented by a Global Security will immediately credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name. Such payments will be the responsibility of such Participants.

    If a Depository for any Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Securities in exchange for the Global Security representing such discretion, subject to any limitations described in the Prospectus Supplement relating to such Securities, determine not to have any of such Securities represented by one or more Global Securities and in such event will issue individual Securities in exchange for the Global Security or Securities representing such Securities. Individual Debt Securities so issued will be issued in denominations of $1,000 and integral multiples thereof.

PROVISIONS APPLICABLE SOLELY TO SUBORDINATED DEBT SECURITIES

    GENERAL.    Subordinated Debt Securities will be issued under the
Subordinated Indenture and will rank pari passu with certain other subordinated debt of the Company that may be outstanding from time to time and will rank junior to all Senior Debt of the Company, including the Senior Debt Securities, that may be outstanding from time to time. All Section references appearing below are to Sections of the Subordinated Indenture.

    If Subordinated Debt Securities are issued under the Subordinated Indenture, the aggregate principal amount of Senior Debt outstanding as of a recent date will be set forth in the Prospectus Supplement. The Subordinated Indenture will not restrict the amount of Senior Debt that the Company may incur.

    The term "Senior Debt" will be defined in the Subordinated Indenture to mean: (i) the principal of and premium, if any, and interest on indebtedness for borrowed money; (ii) purchase money and similar obligations; (iii) obligations under capital leases; (iv) guarantees, assumptions or purchase commitments relating to, or other transactions as a result of which the Company is responsible for payment of, such indebtedness of others; (v) renewals, extensions and refunding of any such indebtedness; (vi) interest or obligations in respect of any such indebtedness accruing after the commencement of any insolvency or bankruptcy proceedings; and (vii) obligations associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts, and similar arrangements, unless, in each case, the instrument by which the Company incurred, assumed or guaranteed the indebtedness or obligations described in clauses (i) through
(vii) expressly provides that such indebtedness or obligation is subordinate or junior in right of payment to any other indebtedness or obligations of the Company. As used in the preceding sentence, the term "purchase-money obligations" means indebtedness or obligations evidenced by a note, debenture, bond or other instrument (whether or not secured by any lien or other security interest but excluding indebtedness or obligations for which recourse is limited to the property purchased) issued or assumed as all or a part of the consideration for the acquisition of property, whether by purchase, merger, consolidation or otherwise, but will not include any trade accounts payable (Section 101).

    SUBORDINATION. The payment of the principal of (and premium, if any) and interest on the Subordinated Debt Securities is expressly subordinated, to the extent and in the manner set forth in the Subordinated Indenture, in right of payment to the prior payment in full of all Senior Debt of the Company (Section
1601).

    No Payment or Distribution will be made by the Company, the Trustee or the Paying Agent on account of principal of (or premium, if any) or interest on the Subordinated Debt Securities, whether upon stated maturity, upon redemption or acceleration, or otherwise, or on account of the purchase or other acquisition of Subordinated Debt Securities, whether upon stated maturity, upon redemption or acceleration, or otherwise, if there has occurred and be continuing a default with respect to any Senior Debt permitting the acceleration thereof or with respect to the payment of any Senior Debt and (a) such default is the subject of a judicial proceeding or (b) notice of such default in writing or by telegram has been given to the Company by any holder or holders of any Senior Debt, unless and until the Company has received written notice from such holder or holders that such default or event of default has been cured or waived or has ceased to exist (Section 1602).

    Upon any acceleration of the principal of the Subordinated Debt Securities or any payment by the Company or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon any dissolution or winding up or liquidation or reorganization of the Company, whether voluntary or involuntary, or in bankruptcy, insolvency, receivership or other proceedings, all amounts due or to become due upon all Senior Debt will first be paid in full in cash, or payment thereof provided for to the satisfaction of the holders thereof, before any Payment or Distribution is made on account of the redemption price or principal of (and premium, if any) or interest on the Subordinated Debt Securities; and (subject to the power of a court of competent jurisdiction to make other equitable provision, which has been determined by such court to give effect to the rights conferred in Article 16 of the Subordinated Indenture upon the Senior Debt and the holders thereof with respect to the Subordinated Debt Securities or the Holders thereof or the Trustee, by a lawful plan of reorganization or readjustment under applicable law) upon any such dissolution or winding up or liquidation or reorganization, any Payment or Distribution by the Company or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Subordinated Debt Securities or the Trustee would be entitled except for the provisions of Article 16 of the Subordinated Indenture, will be paid by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such Payment or Distribution directly to the holders of Senior Debt of the Company or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any Senior Debt may have been issued, as their respective interests may appear, to the extent necessary to pay all Senior Debt in full in cash, after giving effect to any concurrent payment or distribution to or for the holders of Senior Debt, before any Payment or Distribution is made to the Holders of the Subordinated Debt Securities or to the Trustee, except that the Trustee will have a lien for the payment of its fees and expenses (Section 1602).

    In the event that, notwithstanding the foregoing, any Payment or Distribution by the Company of any kind or character, whether in cash, property or securities, prohibited by the foregoing, will be received by the Trustee or the Holders of the Subordinated Debt Securities before all Senior Debt is paid in full in cash, or provision is made for such payment to the satisfaction of the holders thereof, and if such fact has then been or thereafter is made known to a Responsible Officer of the Trustee or, as the case may be, such Holder, then and in such event such Payment or Distribution will be paid over or delivered to the holders of Senior Debt or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any Senior Debt may have been issued, as their respective interests may appear, for application to the payment of all Senior Debt remaining unpaid to the extent necessary to pay all Senior Debt in full in cash, after giving effect to any concurrent Payment or Distribution to or for the holders of such Senior Debt, and, until so delivered, the same will be held in trust by any Holder of a Security as the property of the holders of Senior Debt (Section 1602).

    The holders of Senior Debt may, at any time and from time to time, without the consent of or notice to the Holders of the Subordinated Debt Securities, without incurring responsibility to the Holders of the Subordinated Debt Securities and without impairing or releasing the obligations of the Holders of the Subordinated Debt Securities hereunder to the holders of Senior Debt: (i) change the manner, place or terms of payment or change or extend the time of payment of, or renew or alter, Senior Debt, or otherwise amend in any manner Senior Debt or any instrument evidencing the same or any agreement under which Senior Debt is outstanding; (ii) sell, exchange, release or otherwise deal with any property pledged, mortgaged or otherwise securing Senior Debt; (iii) release any Person liable in any manner for the collection of Senior Debt; and/or (iv) exercise or refrain from exercising any rights against the Company and any other Person (Section 1602).

    SUBROGATION. Subject to the payment in full in cash of all amounts then due (whether by acceleration of the maturity thereof or otherwise) on account of all Senior Debt at the time outstanding, the Holders of the Subordinated Debt Securities will be subrogated to the rights of the holders of Senior Debt to receive Payments or Distributions of cash, property or securities of the Company applicable to the Senior Debt until the principal of (and premium, if any) and interest on the Subordinated Debt Securities is paid in full; and, for the purposes of such subrogation, no Payments or Distributions to the holders of Senior Debt to which the Holders of the Subordinated Debt Securities or the Trustee would be entitled except for the provisions of Article 16 of the Subordinated Indenture, and no payments over pursuant to the provisions of
Article 16 of the Subordinated Indenture to the holders of Senior Debt by Holders of the Subordinated Debt Securities or the Trustee, will, as between the Company, the Company's creditors other than holders of Senior Debt, and the Holders of the Subordinated Debt Securities, be deemed to be a payment by the Company to or on account of the Senior Debt. It is understood that the provisions of Article 16 of the Subordinated Indenture are and are intended solely for the purpose of defining the relative rights of the Holders of the Subordinated Debt Securities, on the one hand, and the holders of Senior Debt, on the other hand (Section 1603).

                             DESCRIPTION OF CAPITAL STOCK

    The following is a summary of the terms of the capital stock of the Company. This summary does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Incorporation and Bylaws of the Company. See "Available Information."

GENERAL

    The Articles of Incorporation authorize the issuance of up to 60,000,000 shares, of which 47,727,273 are shares of Common Stock, par value $.001 per share ("Common Stock"), 2,272,727 are shares of Class B Common Stock, par value $.001 per share ("Class B Common Stock"), and 10,000,000 are shares of Series Preferred Stock, par value $.001 per share ("Preferred Stock"). As of October 31, 1996, there were 14,312,195 shares of Common Stock issued and outstanding and 2,272,727 shares of Class B Common Stock issued and outstanding, all of which are fully-paid and non-assessable. The Class B Common Stock was issued in May 1996 upon conversion of the Company's Series A Preferred Stock. As a consequence of such conversion, no shares of Preferred Stock are currently issued and outstanding, and the Series A Preferred Stock reverted to the status of authorized and unissued Preferred Stock.

COMMON STOCK

    Holders of Common Stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor after payment of any preferential dividends to the holders of any series of Preferred Stock that may then be issued and outstanding. Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to receive ratably any assets remaining after payment in full of all liabilities of the Company and any preferential payments to the holders of the Preferred Stock. The holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors, and, except as otherwise required by law with respect to class voting rights, or as granted to the holders of Class B Common Stock, or provided in any resolution adopted by the Board of Directors with respect to any series of Preferred Stock establishing the powers, designations, preferences and relative, participating, optional or other special rights of such series, the holders of Common Stock possess all voting powers. Holders of Common Stock do not possess preemptive rights to subscribe for additional securities of the Company or the right to cumulate their shares in the election of directors or in any other matter. All shares of Common Stock offered by the Company will be, and all issued and outstanding shares of Common Stock are, fully paid and non-assessable.

    The transfer agent and registrar for the Common Stock is First Chicago Trust Company of New York, Jersey City, New Jersey.

CLASS B COMMON STOCK

    DIVIDENDS. Holders of Class B Common Stock are entitled to receive, when and as declared by the Board of Directors, out of funds legally available therefor, dividends PARI PASSU with any dividends paid on the Common Stock, in an amount per share equal to the Class B Common Stock Common Dividend Amount as in effect from time to time. Each calendar quarter is referred to as a "Dividend Period." The amount of dividends payable with respect to each full Dividend Period is computed by dividing the Class B Common Stock Common Dividend Amount by four. The amount of dividends on the Class B Common Stock with respect to any Dividend Period shorter or longer than a full Dividend Period is computed ratably on the basis of the actual number of days in such Dividend Period. The initial Class B Common Stock Dividend Amount was $1.6068. Upon a change in the quarterly cash dividend per share applicable to the Common Stock, the quarterly cash dividend per share of the Class B Common Stock is adjusted for the same Dividend Period by an amount computed by multiplying the amount of the change in the Common Stock dividend by the Conversion Ratio (as defined below).

    In the event the Company declares a distribution payable in (i) securities of other persons, (ii) evidences of indebtedness issued by the Company or other persons, (iii) assets (excluding cash dividends), or (iv) options or rights to purchase capital stock or evidences of indebtedness in the Company or other persons, then the holders of Class B Common Stock will be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock into which their shares of Class B Common Stock are or would be convertible (assuming such shares of Class B Common Stock were then convertible) as of the record date fixed for determination of the holders of Common Stock entitled to receive such distribution.

    LIQUIDATION RIGHTS. Subject to any prior rights of any other class or series of stock, the holders of the Class B Common Stock will be entitled to receive the remaining assets of the Company available for distribution pro rata with the holders of shares of capital stock of the Company as though they were the holders of the number of shares of Common Stock of the Company into which their shares of Class B Common Stock are or would be convertible (assuming such shares of Class B Common Stock were then convertible) as of the record date applicable to such distribution.

    Neither a consolidation or merger of the Company with or into any other corporation, nor a merger of any other corporation into the Company, nor the purchase or redemption of all or part of the outstanding shares of any class or classes of stock of the Company, nor a sale or transfer of all or any part of its assets, will be considered a liquidation, dissolution or winding up of the Company.

    VOTING RIGHTS. The holders of Class B Common Stock are not entitled to vote on any matter on which the holders of Common Stock are entitled to vote, except that the holders of a majority of the Class B Common Stock, voting as a separate class, must approve (i) any material adverse change in the rights, preferences or privileges of the Class B Common Stock and (ii) any creation of a new class of stock having rights, preferences or privileges senior to or on a parity with the preferences or privileges of the Class B Common Stock.

    CONVERSION RIGHTS. Beginning on September 30, 1998, and at the end of each calendar quarter thereafter, such number of shares of Class B Common Stock will mandatorily convert into such number of shares of Common Stock as will result in the holders of the Class B Common Stock owning, in the aggregate, 4.9% of the then outstanding shares of Common Stock; and if on any such date the total number of outstanding shares of Class B Common Stock would not, upon conversion, result in the holders thereof owning, in the aggregate, 4.9% of the then outstanding shares of Common Stock, then all such outstanding shares of Class B Common Stock will mandatorily convert into Common Stock.

    On May 22, 2006 (the tenth anniversary of issuance of the Class B Common Stock), each remaining share of Class B Common Stock which has not been converted to Common Stock will mandatorily convert to that number of non-assessable shares of Common Stock equal to the Conversion Ratio, as adjusted, regardless of the 4.9% limitation.

    Beginning on September 21, 1998, the holders of shares of Class B Common Stock will have the right, at their option, to convert each such share of Class B Common Stock, at any time and from time to time, into one fully paid and non-assessable share of Common Stock (the "Conversion Ratio," which is subject to adjustment as provided below); PROVIDED, HOWEVER, that no holder of Class B Common Stock will be entitled to convert shares of such Class B Common Stock into Common Stock pursuant to the foregoing provision, if, as a result of such conversion, such person would become the Beneficial Owner of more than 4.9% of the Corporation's outstanding Common Stock. "Beneficial Owner" has the meaning set forth in Rule 13d-3 under the Securities and Exchange Act of 1934 (or any successor provision thereto). Notwithstanding the foregoing, the foregoing conversion right may be exercised at any time and irrespective of the 4.9% limitation (and no such limit will apply) if any of the following circumstances occurs:

         (i) For any two consecutive fiscal quarters, the aggregate amount outstanding as of the end of the quarter under (A) all mortgage indebtedness of the Company and its consolidated entities and (B) unsecured indebtedness of the Company and its consolidated entities for money borrowed that has not been made generally subordinate to the other indebtedness for borrowed money of the Company or any consolidated entity exceeds fifty-five percent (55%) of the Company's total market capitalization, defined as the market value of all of the Company's outstanding capital stock, assuming the conversion of all outstanding convertible securities, including the Class B Common Stock, plus the amount of the Company's total non-convertible indebtedness; or

         (ii) Fewer than three of John S. Gates, Jr., Robert M. Stovall, Michael M. Mullen and Paul S. Fisher are continuing as Key Managers of the Company. (For purposes of this subparagraph (ii), a "Key Manager" means a Person who is (A) employed by the Company and (B) actively participates as a senior executive officer in the management of the Company); or

         (iii) If (A) the Company is party to, or has announced or entered into an agreement for, any transaction (including, without limitation, a merger, consolidation, statutory share exchange or sale of all or substantially all of its assets (each of the foregoing a "Transaction"), in each case as a result of which shares of Common Stock has been or will be converted into the right to receive stock, securities or other property (including cash or any combination thereof) or which has resulted or will result in the holders of Common Stock immediately prior to the Transaction owning less than 50% of the Common Stock after the Transaction, or (B) a "Change of Control" as defined in the next sentence occurs with respect to the Company. "Change of Control" means the acquisition (including by virtue of a merger, share exchange or other business combination) by one stockholder or a group of stockholders acting in concert of the power to elect a majority of the Company's board of directors.

    No fractional shares will be issued upon conversion of the Class B Common Stock into Common Stock, and the number of shares of Common Stock to be issued will be rounded to the nearest whole share.

    The Conversion Ratio is subject to adjustment as follows:

         (i) In the event the Company at any time (A) pays a dividend or make a distribution to holders of Common Stock in shares of capital stock of the Company, (B) subdivides its outstanding shares of Common Stock into a larger number of shares, (C) combines its outstanding shares of Common Stock into a smaller number of shares, or (D) issues by reclassification of its shares of Common Stock any shares of the Company, the Conversion Ratio in effect immediately prior thereto will be adjusted as provided below so that the holder of any share of Class B Common Stock thereafter surrendered for conversion will be entitled to receive the number of shares of the Company which such holder would have owned or have been entitled to receive after the happening of any of the events described above, had such share of Class B Common Stock been converted immediately prior to the happening of such event. Any adjustment made pursuant to this subparagraph (i) will become effective retroactively immediately after the record date in the case of a dividend and will become effective immediately after the effective date in the case of a subdivision, combination or reclassification.

         (ii) In case the Company issues rights or warrants to all holders of its Common Stock entitling them to subscribe for or purchase shares of Common Stock at a price per share less than the current market price (as hereinafter defined) per share of Common Stock at the record date mentioned below, the number of shares of Common Stock into which each share of Class B Common Stock will thereafter be convertible will be determined by multiplying the number of shares of Common Stock into which such share of Class B Common Stock was theretofore convertible by a fraction, of which the numerator will be the number of shares of Common Stock outstanding on the date of issuance of such rights or warrants plus the number of additional shares of Common Stock offered for subscription or purchase, and of which the denominator will be the number of shares of Common Stock outstanding on the date of issuance of such rights or warrants plus the number of shares which the aggregate offering price of the total number of shares so offered would purchase at such current market price. Such adjustment will be made whenever such rights or warrants are issued, and will become effective retroactively immediately after the record date for the determination of stockholders entitled to receive such rights or warrants.

         (ii) In case the Company distributes to all holders of its Common Stock evidences of its indebtedness or assets or rights or warrants to subscribe for or purchase securities issued by the Company or property of the company (excluding those referred to in subparagraph (ii) above), then in each such case the number of shares of Common Stock into which each share of Class B Common Stock will thereafter be convertible will be determined by multiplying the number of shares of Common Stock into which such share of Class B Common Stock was theretofore convertible by a fraction, of which the numerator will be the current market price per share of the Common Stock, and of which the denominator will be such current market price per share of Common Stock, less the then fair market value (as determined by the Board of Directors of the Company, whose determination will be conclusive) of the portion of the assets or evidence of indebtedness so distributed or of such rights or warrants applicable to one share of the Common Stock. Such adjustment will be made whenever any such distribution is made, and will become effective retroactively immediately after the record date for the determination of stockholders entitled to receive such distribution.

         (iv) If any such rights or warrants referred to above expires without having been exercised, the Conversion Ratio as theretofore adjusted because of the issue of such rights or warrants will forthwith be readjusted to the Conversion Ratio which would have been in effect had an adjustment been made on the basis that only the rights or warrants to issued or sold were those rights or warrants actually exercised and that with respect to any such rights or warrants to subscribe for or purchase securities issued by the Company, other than Common Stock or property of the Company, the fair market value thereof will be the fair market value of the rights or warrants actually exercised or warrants actually exercised.

    For the purpose of any computation under these paragraphs (i)-(iv), the current market price per share of Common Stock at any date will be deemed to be the average of the daily closing prices for the 15 consecutive business days commencing 30 business days before the day in question. The closing price for each day will be the last reported sale price regular way or, in the case no such reported sale takes place on such day, the average of the reported closing bid and asked prices regular way, in either case on the New York Stock Exchange, or, if the Common Stock is not listed or admitted to trading on such Exchange, on any national securities exchange, designated by the Board of Directors, on which the Common Stock is listed or admitted to trading, or if not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked prices as furnished by any New York Stock Exchange firm selected from time to time by the Company for the purpose.

    No adjustment of the Conversion Ratio will be made as a result of or in connection with the issuance of Common Stock of the Company pursuant to options or stock purchase agreements now or hereafter granted or entered into with directors, officers or employees of the Company or its subsidiaries in connection with their employment, whether entered into at the beginning of the employment or at any time thereafter.

    In case of:

         (i)       any capital reorganization of the Company, or

         (ii) the consolidation or merger of the Company with or into another corporation, or

         (iii) a statutory share exchange whereby the Company's Common Stock is converted into property other than cash, or

         (iv) the sale, transfer or other disposition of all or substantially all of the property, assets or business of the Company as a result of which sale, transfer or other disposition property other than cash will be payable or distributable to the holders of the Common Stock, then, in each such case, each share of Class B Common Stock will thereafter be convertible into the number and class of shares or other securities or property of the Company, or of the corporation resulting from such consolidation or merger or with or to which such statutory share exchange, sale, transfer or other disposition has been made, to which the Common Stock otherwise issuable upon conversion of such share of Class B Common Stock would have been entitled upon such reorganization, consolidation, merger, statutory share exchange, or sale, transfer or other disposition if outstanding at the time thereof; and in any such case appropriate adjustment, as determined by the Board of Directors, will be made in the application of the provisions set forth in the foregoing paragraph with respect to the conversion rights thereafter of the holders of the Class B Common Stock, to the end that such provisions will thereafter be applicable, as nearly as reasonably may be, in relation to any shares or securities or other property thereafter issuable or deliverable upon the conversion of Class B Common Stock. Proper provision will be made as a part of the terms of any such reorganization, consolidation, merger, statutory share exchange or sale, transfer or other disposition whereby the conversion rights of the holders of Class B Common Stock will be protected and preserved in accordance with the provisions of this paragraph. The provisions of this paragraph will similarly apply to successive capital reorganizations, consolidations, mergers, statutory share exchanges, sales, transfers or other dispositions of property as aforesaid.

    Upon conversion of any shares of Class B Common Stock, no payment or adjustment will be made on account of dividends accrued, whether or not in arrears, on such shares or on account of dividends declared and payable to holders of Common Stock of record on a date prior to the date of conversion.

    If the Company is party to any Transaction in each case as a result of which shares of Common Stock will be converted into the right to receive stock, securities or other property (including cash or any combination thereof), the holder of each share of Class B Common Stock will have the right after such Transaction to convert such share, pursuant to the optional conversion provisions hereof, into the number and kind of shares of stock or other securities and the amount and kind of property receivable upon such Transaction by a holder of the number of shares of Common Stock issuable upon conversion of such share of Class B Common Stock immediately prior to such Transaction. The Company will not be party to any Transaction unless the terms of such Transaction are consistent with the provisions of this paragraph, and it will not consent to or agree to the occurrence of any Transaction until the Company has entered into an agreement with the successor or purchasing entity, as the case may be, for the benefit of the holders of the Class B Common Stock, thereby enabling the holders of the Class B Common Stock to receive the benefits of this paragraph and the other provisions of the Company's Articles of Incorporation applicable to the Class B Common Stock.

PREFERRED STOCK

    GENERAL. Shares of Preferred Stock may be issued from time to time, in one or more series, as authorized by the Board of Directors. Prior to issuance of shares of each series, the Board is required to fix for each such series, subject to the provisions of Maryland law and the Articles of Incorporation, the powers, designations, preferences and relative, participating, optional or other special rights of such series and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other matters as may be fixed by resolution of the Board of Directors or a duly authorized committee thereof. The Board could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority of, shares of Common Stock might believe to be in their best interests, or in which holders of some, or a majority of, shares of Common Stock might receive a premium for their shares of Common Stock over the then market price of such shares. The Preferred Stock will, when issued, be fully-paid and non-assessable and will have no preemptive rights.

    The Prospectus Supplement relating to any Preferred Stock offered thereby will contain the specific terms, including:

    (1)  The title and stated value of such Preferred Stock;

    (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

    (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

    (4) The date from which dividends on such Preferred Stock will accumulate, if applicable.

    (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

    (6)  The provision for a sinking fund, if any, for such Preferred Stock;

    (7)  The provisions for redemption, if applicable, of such Preferred Stock;

    (8)  Any listing of such Preferred Stock on any securities exchange;

    (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

    (10) A discussion of federal income tax considerations applicable to such Preferred Stock;

    (11) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

    (12) Any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

    (13) Any limitations on direct or beneficial ownership and restrictions on transfer of such Preferred Stock, in each case as may be appropriate to preserve the status of the Company as a REIT; and

    (14) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

    The Registrar and Transfer Agent for the Preferred Stock will be set forth in the applicable Prospectus Supplement.

    RANK. Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and/or rights upon liquidation, dissolution or winding up of the Company, rank (i) senior to all classes or series of Common Stock of the Company, and to all Equity Stock (defined below) ranking junior to such Preferred Stock; (ii) on a parity with all Equity Stock issued by the Company the terms of which specifically provide that such Equity Stock rank on a parity with the Preferred Stock; and (iii) junior to all Equity Stock issued by the Company the terms of which specifically provide that such Equity Stock rank senior to the Preferred Stock. The term "Equity Stock" includes Common Stock and Preferred Stock and does not include convertible debt securities.

    DIVIDENDS. Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors of the Company, out of assets of the Company legally available for payment, cash dividends at such rates (or method of calculation thereof) and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend will be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as are fixed by the Board of Directors of the Company.

    Dividends on any series of Preferred Stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors of the Company fails to declare a dividend payable on a dividend payment date on any series of the Preferred Stock for which dividends are non-cumulative, then the holders of such series of the Preferred Stock will have no right to receive a dividend in respect of the dividend period ending on such dividend payment date, and the Company will have no obligation to pay the dividend accrued for such period, whether or not dividends on such series are declared payable on any future dividend payment date.

    If any Preferred Stock of any series is outstanding, no full dividends will be declared or paid or set apart for payment on any Preferred Stock of the Company of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period or (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on the Preferred Stock of such series. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon the Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock will be declared pro rata so that the amount of dividends declared per share on Preferred Stock of such series and such other series of Preferred Stock will in all cases bear to each other the same ratio that accrued dividends per share on the Preferred Stock of such series (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend) and such other series of Preferred Sock bear to each other. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

    Except as provided in the immediately preceding paragraph, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) will be declared or paid or set aside for payment or other distribution upon the Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor will any Common Stock, or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

    Any dividend payment made on a series of Preferred Stock will first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

    REDEMPTION. If so provided in the applicable Prospectus Supplement, the Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, in whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

    The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of Preferred Stock, if any, that will be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon (which will not, if such Preferred Stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods) to the date of redemption. The redemption price may be payable in cash or other property as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that if no such capital stock has been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock will automatically and mandatorily be converted into the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

    Notwithstanding the foregoing, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all Preferred Stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the current dividend period and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on all shares of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of such series of Preferred Stock will be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing will not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series. In addition, unless (i) if such series of Preferred Stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (ii) if such series of Preferred Stock does not have a cumulative dividend, full dividends on all shares of such series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, the Company will not purchase or otherwise acquire directly or indirectly any Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing will not prevent the purchase or acquisition of Preferred Stock of such series to preserve the REIT status of the Company or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series.

    If fewer than all of the outstanding Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held or for which redemption is requested by such holders (with adjustments to avoid redemption of fractional shares) or in any other manner determined by the Company.

    Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice will state: (i) the redemption date; (ii) the number of shares and series of Preferred Stock to be redeemed; (iii) the redemption price; (iv) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption prices; (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (vi) the date upon which the holder's conversion rights, if any, as to such shares will terminate. If fewer than all of the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof will also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been irrevocably set aside by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price.

    LIQUIDATION PREFERENCE. Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment will be made to the holders of any Common Stock or any other class or series of capital stock of the Company ranking junior to the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon (which will not include any accumulation in respect of unpaid dividends for prior dividend periods if such Preferred Stock does not have a cumulative dividend). After payment of the full amount for the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with the Preferred Stock in the distribution of assets, then the holders of the Preferred Stock and all other such classes or series of capital stock will share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

    If liquidating distributions have been made in full to all holders of a series of Preferred Stock, the remaining assets of the Company will be distributed among the holders of any other classes or series of capital stock ranking junior to the Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, trust or entity, or the sale, lease or conveyance of all or substantially all of the property or business of the Company, will not be deemed to constitute a liquidation, dissolution or winding up of the Company.

    VOTING RIGHTS. Holders of Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

    Unless provided otherwise for any series of Preferred Stock, so long as any Preferred Stock remain outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of each series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (i) authorize, create or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (ii) amend, alter or repeal the provisions of the Company's Articles of Incorporation, whether by merger, consolidation or otherwise (an "Event"), so as to materially adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, with respect to the occurrence of any of the Events set forth in (ii) above, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event, the Company may not be the surviving entity, the occurrence of any such Event will not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of holders of Preferred Stock and provided further that (x) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (y) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required is effected, all outstanding Preferred Stock of such series have been redeemed or called for redemption and sufficient funds have been deposited in trust to effect such redemption.

    CONVERSION RIGHTS. The terms and conditions, if any, upon which any series of Preferred Stock is convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such series of Preferred Stock.

NO STOCKHOLDER LIABILITY

    Applicable Maryland law provides that no holder of Common or Preferred Stock will be personally liable for the acts and obligations of the Company and that the funds and property of the Company will be the only recourse for such acts or obligations.

RESTRICTIONS ON TRANSFER

    For the Company to qualify as a REIT under the Code, shares of Common Stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which REIT status is elected) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the issued and outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entitles) during the last half of a taxable year (other than the first year for which REIT status is elected) or during a proportionate part of a shorter taxable year. To ensure compliance with these requirements, the Articles of Incorporation contain provisions restricting the ownership and acquisition of shares of the Company's capital stock, including any Preferred Stock of the Company.

    The Articles of Incorporation, subject to an exception in favor of Capital and Regional Properties, plc ("CRP-London"), provide that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% in value (the "Ownership Limit") of the issued and outstanding shares of the Company's Common Stock or Preferred Stock (collectively, "Equity Stock"). The constructive ownership rules are complex and may cause Equity Stock owned directly or constructively by a group of related individuals and/or entities to be deemed to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the Equity Stock (or the acquisition of an interest in an entity which owns Equity Stock) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 9.8% of the Equity Stock, and thus subject such Equity Stock to the Ownership Limit. In addition, for these purposes, shares of Common Stock that may be acquired upon conversion or exchange of convertible Debt Securities directly or constructively held by an investor, but not necessarily shares of Common Stock issuable with respect to convertible Debt Securities held by others, will be deemed to be outstanding prior to conversion or exchange, for purposes of determining the percentage of ownership of Equity Stock held by that investor. The Board of Directors may, upon the receipt of a ruling from the IRS or an opinion of counsel satisfactory to it, waive the Ownership Limit with respect to a given holder if such holder's ownership will not then or in the future jeopardize the Company's status as a REIT.

    Recent tax legislation relaxed the rules concerning ownership of stock in a REIT by certain domestic pension trusts. The Articles of Incorporation do not implement this change in the tax law. Under the Articles of Incorporation, domestic pension funds are subject to the restriction on ownership of more than 9.8% of the value of the outstanding stock.

    The Articles of Incorporation contain a provision which limits the right of any stockholder to transfer or otherwise dispose of his shares of Equity Stock in a manner which is contrary to the Ownership Limit. If any stockholder purports to transfer his shares to another person and either the transfer would result in the Company failing to qualify as a REIT or such transfer would cause the transferee to hold more than the Ownership Limit, the purported transfer will be null and void and the stockholder will be deemed not to have transferred his shares. Moreover, if any person holds shares in excess of the Ownership Limit, such person will be deemed to hold those shares that cause such limit to be exceeded solely in trust for the benefit of the Company, and will not receive distributions with respect to such shares or be entitled to vote such shares.
In such event, such person will be deemed to have offered to sell such excess shares to the Company for the lesser of the amount paid for such shares or the market price of such shares, which offer the Company can accept for a period of 90 days after the later of (i) the date of the transfer resulting in such excess shares and (ii) the date the Company's Board of Directors determines that such excess shares exist. In its sole discretion, the Company may repurchase such shares for cash.

    Federal income tax regulations require that the Company demand within 30 days after the end of each of its taxable years written statements from stockholders of record holding more than a specified percentage of the Company's stock, in which the stockholders set out information with respect to their actual and constructive ownership of the Equity Stock and the Debentures. In addition, each stockholder must on demand disclose to the Company in writing such additional information as the Company may request in order to determine the effect of such stockholder's direct, indirect and constructive ownership of such shares on the Company's status as a REIT.

    All certificates representing shares of Common Stock and/or Preferred Stock will bear a legend referring to the restrictions on transfer described above.

    These ownership limitations could have the effect of discouraging a takeover or other transactions in which holders of some, or a majority, of shares of Equity Stock might receive a premium for their shares over the prevailing market price or which such holders might believe to be otherwise in their best interest.

                          DESCRIPTION OF SECURITIES WARRANTS

    The Company may issue Securities Warrants for the purchase of Debt Securities, Preferred Stock or Common Stock. Securities Warrants may be issued independently or together with any other Securities offered by any Prospectus Supplement and may be attached to or separate from such Securities. Each series of Securities Warrants will be issued under a separate warrant agreement (each a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Securities Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Securities Warrants. The following summaries of certain provisions of the Securities Warrant Agreement and the Securities Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Securities Warrant Agreement and the Securities Warrant certificates relating to each series of Securities Warrants which will be filed with the Commission and incorporated by reference as an exhibit to the Registration Statement of which this Prospectus is a part at or prior to the time of the issuance of such series of Securities Warrants.

    If Securities Warrants are offered, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including, in the case of Securities Warrants for the purchase of Debt Securities, the following where applicable: (i) the offering price; (ii) the denominations and terms of the series of Debt Securities purchasable upon exercise of such Securities Warrants;
(iii) the designation and terms of any series of Debt Securities with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with such Debt Securities; (iv) the date, if any, on and after which such Securities Warrants and the related series of Debt Securities will be transferable separately; (v) the principal amount of the series of Debt Securities purchasable upon exercise of each such Securities Warrant and the price at which such principal amount of Debt Securities of such series may be purchased upon such exercise; (vi) the date on which the right to exercise such Securities Warrants shall commence and the date on which such right shall expire (the "Expiration Date"); (vii) whether the Securities Warrants will be issued in registered or bearer form; (viii) any special United States federal income tax consequences; (ix) the terms, if any, on which the Company may accelerate the date by which the Securities Warrants must be exercised; and (x) any other material terms of such Securities Warrants.

    In the case of Securities Warrants for the purchase of Preferred Stock or Common Stock, the applicable Prospectus Supplement will describe the terms of such Securities Warrants, including the following where applicable: (i) the offering price; (ii) the aggregate number of shares purchasable upon exercise of such Securities Warrants, the exercise price, and in the case of Securities Warrants for Preferred Stock, the designation, aggregate number and terms of the series of Preferred Stock with which such Securities Warrants are being offered and the number of such Securities Warrants being offered with such Preferred Stock; (iii) the date, if any, on and after which such Securities Warrants and the related series of Preferred Stock or Common Stock will be transferable separately; (iv) the date on which the right to exercise such Securities Warrants shall commence and the Expiration Date; (v) any special United States federal income tax consequences; and (vi) any other material terms of such Securities Warrants.

    Securities Warrant certificates may be exchanged for new Securities Warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of any Securities Warrant to purchase Debt Securities, holders of such Securities Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise, including the right to receive payments of principal, premium, if any, or interest, if any, on such Debt Securities or to enforce covenants in the applicable Indenture. Prior to the exercise of any Securities Warrants to purchase Preferred Stock or Common Stock, holders of such Securities Warrants will not have any rights of holders of such Preferred Stock or Common Stock, including the right to receive payments of dividends, if any, on such Preferred Stock or Common Stock, or to exercise any applicable right to vote.

EXERCISE OF SECURITIES WARRANTS

    Each Securities Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or number of shares of Preferred Stock or Common Stock, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the offered Securities Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Securities Warrants will become void.

    Securities Warrants may be exercised by delivering to the Warrant Agent payment as provided in the applicable Prospectus Supplement of the amount required to purchase the Common Stock purchasable upon such exercise, together with certain information set forth on the reverse side of the Securities Warrant certificate. Securities Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within five (5) business days, of the Securities Warrant certificate evidencing such Securities Warrants. Upon receipt of such payment and the Securities Warrant certificate properly completed and duly executed at the corporate trust office of the Securities Warrant agent or any other office indicated in the applicable Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Common Stock purchasable upon such exercise. If fewer than all of the Securities Warrants represented by such Securities Warrant certificate are exercised, a new Securities Warrant certificate will be issued for the remaining amount of Securities Warrants.

AMENDMENTS AND SUPPLEMENTS TO WARRANT AGREEMENT

    The Warrant Agreements may be amended or supplemented without the consent of the holders of the Securities Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Securities Warrants and that do not adversely affect the interests of the holders of the Securities Warrants.

COMMON STOCK WARRANT ADJUSTMENTS

    Unless otherwise indicated in the applicable Prospectus Supplement, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant are subject to adjustment in certain events, including (i) payment of a dividend on the Common Stock payable in capital stock and stock splits, combinations or reclassification of the Common Stock; (ii) issuance to all holders of Common Stock of rights or warrants to subscribe for or purchase shares of Common Stock at less than their current market price (as defined in the Warrant Agreement for such series of Common Stock Warrants); and (iii) certain distributions of evidences of indebtedness or assets (including securities but excluding cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable in Common Stock) or of subscription rights and warrants (excluding those referred to above).

    No adjustment in the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will be made for regular quarterly or other periodic or recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect. Except as stated above, the exercise price of, and the number of shares of Common Stock covered by, a Common Stock Warrant will not be adjusted for the issuance of Common Stock or any securities convertible into or exchangeable for Common Stock, or carrying the right or option to purchase or otherwise acquire the foregoing, in exchange for cash, other property or services.

    In the event of any (i) consolidation or merger of the Company with or into any entity (other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock); (ii) sale, transfer, lease or conveyance of all or substantially all of the assets of the Company; or (iii) reclassification, capital reorganization or exchange of the Common Stock (other than solely a change in par value or from par value to no par value), then any holder of a Common Stock Warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such Common Stock Warrant the kind and amount of shares of stock or other securities, cash or other property (or any combination thereof) that the holder would have received had such holder exercised such holder's Common Stock Warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the Common Stock Warrant following any such event consists of common stock of the surviving entity, then from and after the occurrence of such event, the exercise price of such Common Stock Warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common stock were Common Stock.

                      CERTAIN PROVISIONS OF MARYLAND LAW AND OF
                           THE COMPANY'S CHARTER AND BYLAWS

    The following paragraphs summarize certain provisions of Maryland law and the Company's Articles of Incorporation and Bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and the Articles of Incorporation and Bylaws. See "Available Information."

THE BOARD OF DIRECTORS

    The Company's Bylaws provide that the number of directors of the Company may be established by the Board but may not be fewer than three nor more than ten, a majority of which must be independent. Any vacancy will be filled at any regular meeting or at any special meeting of stockholders called for that purpose or by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors will be filled by a majority of the entire Board. Pursuant to the terms of the Articles of Incorporation, each director will hold office for a one-year term expiring at the annual meeting of stockholders to be held the following year and until his successor is duly elected and qualified. Holders of shares will have no right to cumulative voting in the election of directors.

BUSINESS COMBINATIONS

    As a Maryland corporation, the Company is subject to certain restrictions concerning certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between the Company and an Interested Stockholder (defined as any person who beneficially owns 10% or more of the voting power of the Company's shares or an affiliate of the Company who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the Company) or an affiliate thereof. Such business combinations are prohibited for five years after the most recent date on which the Interested Stockholder became an Interested Stockholder. Thereafter, any such business combination must be recommended by the Board of Directors of the Company and approved by the affirmative vote of at least 80% of the votes entitled to be cast by holders of outstanding voting shares of the Company voting together as a single group and of at least two-thirds of the votes entitled to be cast by holders of voting shares other than voting shares with whom the business combination is to be effected, unless, among other things, the Company's stockholders receive a "minimum price" (as determined under Maryland law) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares. These provisions of Maryland law do not apply, however, to business combination that are approved or exempted by the Board of Directors of the Company prior to the time that the Interested Stockholder becomes an Interested Stockholder.

CONTROL SHARE ACQUISITIONS

    Maryland law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer or by officers or directors who are employees of the Company. "Control Shares" are voting shares which, if aggregated with all other such shares previously acquired by such person, or in respect of which such person is able to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, would entitle the acquirer, directly or indirectly, to exercise voting power in electing directors within any one of the following ranges of voting power:
(i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

    A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of the demand to consider the voting rights of the shares. If no request for a meeting is made, the Company may itself present the question at any stockholders' meeting.

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

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by Maryland law, then, subject to certain conditions and limitations, the Company may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value, determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenter's rights do not apply in the context of a control share acquisition.

    The control share acquisition provisions of Maryland law do not apply to shares acquired in a merger, consolidation or share exchange if the Company is a party to the transaction, or to acquisitions which may be approved of or exempted by the Articles of Incorporation or Bylaws of the Company. No such provisions are currently contained in the Company's Articles of Incorporation or Bylaws. There can be no assurance, however, that such provisions will not be provided for in the future.

AMENDMENT TO THE ARTICLES OF INCORPORATION

    The Company's Articles of Incorporation may be amended only by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

DISSOLUTION OF THE COMPANY

    The dissolution of the Company must be approved by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter or the written consent of all holders of shares entitled to vote on this matter.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

    The Company's Articles of Incorporation establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of stockholders ("Stockholder Notice Procedures").

    The Stockholder Notice Procedures provide that (1) only persons who are nominated by or at the direction of the Board of Directors, or by a stockholder who has given timely written notice containing specified information to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors and (2) at an annual meeting only such business may be conducted as has been brought before the meeting by or at the direction of the Chairman of the Board of Directors or by a stockholder who has given timely written notice to the Secretary of such stockholder's intention to bring such business before the meeting. In general, to be considered timely, notice of stockholder nominations to be made or business to be conducted at an annual meeting must be received not less than 60 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting.

    The purpose of requiring such advance notice by stockholders is to provide the Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or advisable by the Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although the Company's Article of Incorporation do not give the Board of Directors any power to disapprove of stockholder nominations or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. In addition, the Articles of Incorporation may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or in the best interests of the Company and its stockholders. The provisions in the Company's Articles of Incorporation regarding advance notice provisions could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the shares of Common Stock might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interests.

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

                    FEDERAL INCOME TAX CONSIDERATIONS RELATING TO
                              THE COMPANY'S REIT STATUS

    The following is a summary of certain federal income tax considerations regarding the Company's REIT election. The tax treatment of a holder of any of the Securities will vary depending on the terms of the specific Securities acquired by such holder, as well as his particular situation, and this discussion does not attempt to address any aspects of federal income taxation relating to holders of Securities. A description of certain federal income tax considerations pertaining to holders of the Securities will be provided in the relevant Prospectus Supplement.

    The following summary is based on federal income tax law in effect as of the date hereof. Such law is subject to change without notice, and may be changed with retroactive effect. The summary is for general information only, and does not constitute tax advice.

    EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OWN TAX ADVISOR, REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES, IN LIGHT OF HIS INDIVIDUAL CIRCUMSTANCES, OF THE ACQUISITION, OWNERSHIP AND SALE OF THE SECURITIES, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

QUALIFICATION AS A REIT; OPINION OF COUNSEL

    The Company's REIT election was effective as of January 1, 1994. The tax consequences described herein and in any Prospectus Supplement are largely contingent on the qualification of the Company as a REIT for federal income tax purposes. Failure of the Company to maintain its REIT status would materially alter the tax and economic consequences to a purchaser. See "Failure to Qualify as a REIT" below. Ungaretti & Harris, Chicago, Illinois ("Counsel"), has provided its opinion that the Company's method of operation as described herein and as represented by the Company will permit it to continue to qualify as a REIT for the current and subsequent taxable years. Such opinion is based upon the Code, as amended, applicable Treasury Regulations adopted thereunder, reported judicial decisions, and IRS rulings, all as of the date hereof, and certain representations of the Company and factual assumptions related to the ownership and operation of the Company. It should be noted that whether the Company will maintain its status as a REIT under the Code will depend upon whether the Company meets the various qualification tests imposed under the Code through actual annual operating results. No assurance can be given that the actual results of the Company's operations will satisfy such requirements. The principal requirements the Company must meet to maintain its status as a REIT are described below.

SHARE OWNERSHIP

    FREE TRANSFERABILITY. In general, shares representing ownership of a REIT must be freely transferable. The Company's shares will be subject to certain restrictions designed to assure compliance with the rule prohibiting closely-held status, described below. A REIT will not fail the requirement of free transferability by reason of such restrictions.

    100 STOCKHOLDERS REQUIRED. The beneficial ownership of an entity seeking to qualify as a REIT must be held by 100 or more persons. This requirement must be met for at least 335 days of a 12-month year, or a proportionate part of a shorter tax year. For purposes of this rule, the word "person" generally includes individuals and entities, with pension and profit-sharing trusts, rather than their beneficiaries, being treated as persons. The Company anticipates that this requirement will continue to be met.

    CLOSELY-HELD STATUS NOT PERMITTED. An entity does not qualify as a REIT if a group of five or fewer individuals own, directly or indirectly, more than 50% of the value of the outstanding shares of the entity at any time during the last half of the taxable year. For this purpose, certain entities are treated as individuals, but stock owned, directly or indirectly, by a corporation, partnership, estate or trust is generally considered as being owned proportionately by such entity's stockholders, partners or beneficiaries. Accordingly, shares held by CRP-London will be considered as being owned proportionately by the individual stockholders of CRP-London. The Articles of Incorporation provide certain restrictions on ownership of shares designed to assure compliance with this requirement.

    REVENUE RECONCILIATION ACT OF 1993. Under the 1993 Act, pension funds generally will not be treated as a single person for purposes of this rule. Instead, the beneficiaries of the fund are treated as holding stock in the REIT in proportion to their actuarial interests in the fund. In the event the Company relies on this rule to maintain its status as a REIT, however, it is possible that pension funds holding more than 10% of the interests in the Company will be subject to unrelated business income tax on a portion of the dividends they receive from the Company. Under the Company's Articles of Incorporation, pension funds are subject to the same ownership restrictions as other persons, without regard to this recent law.

    STOCKHOLDER INFORMATION. Federal income tax regulations require that the Company demand within 30 days after the end of each of its taxable years written statements from stockholders of record holding more than a specified percentage of the Company's stock, in which the stockholders set out information with respect to their actual and constructive ownership of the Common Stock and the Debentures. In addition, each stockholder must on demand disclose to the Company in writing such additional information as the Company requests in order to determine the effect of such stockholder's direct, indirect and constructive ownership of such shares on the Company's status as a REIT.

ASSET TESTS

    An entity seeking to maintain its qualification as a REIT must meet certain tests with regard to its assets. Assets held by a qualified REIT subsidiary are treated as if they were owned directly by the REIT. A corporation is a qualified REIT subsidiary if 100% of its stock is owned by a REIT during the entire period of its existence.

    75% ASSET TEST. On the last day of each calendar quarter, at least 75% of a REIT's assets must consist of real estate assets, cash and cash items, and government securities. Real estate assets include interests in real property, interests in mortgages on real property, and shares in other qualified REITs. In addition, real estate assets include any property attributable to the temporary investment of new capital if the property is stock or a debt instrument, and the investment is only for the one-year period beginning on the date the REIT receives the capital (a "Qualified Temporary Investment"). Cash and cash items include receivables that arise in the ordinary course of the REIT's business, but not receivables purchased from another person. It is anticipated that substantially all of the Company's assets will qualify under this test.

    5% ASSET TEST. A REIT must not own securities of any one non-governmental issuer (other than another qualified REIT, or a qualified REIT subsidiary) in an amount greater in value than 5% of the value of the REIT's total assets. The Company intends to comply with this requirement.

    10% ASSET TEST. A REIT must not own securities of any one non-governmental issuer (other than another qualified REIT or a qualified REIT subsidiary) representing more than 10% of the outstanding voting securities of such issuer. The Company intends to comply with this requirement.

    After initially meeting the asset tests at the close of any quarter, the Company will not lose its status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient non-qualifying assets within 30 days after the close of the quarter. The Company intends to maintain adequate records of the value of its assets to ensure compliance with the asset tests, and to take such other actions within 30 days after the close of any quarter as may be required to cure any noncompliance.

    INTEREST IN MANAGEMENT CORPORATION. The Company expects to derive some of its income from activities (such as management of properties owned by third parties) which, if carried on directly by the Company or by an entity controlled by the Company, would jeopardize its REIT status. The Company will own non-voting stock representing more than 90 percent of the value of corporations carrying on such activities, but intends to own less than 10% of the voting stock of such corporations in order to comply with the 10% asset test described above, and to hold stock in such corporations representing less than 5% of the value of its overall assets in order to comply with the 5% assets test described above. There can be no assurance, however, that the IRS will not contend that the non-voting stock held by the Company should be considered voting stock for purposes of these rules, or that the value of the stock held by the Company exceeds the 5% limitation.

INCOME TESTS

    An entity will not maintain its qualification as a REIT unless its income meets certain tests. In connection with these tests, income received from a qualified REIT subsidiary is treated as having the same character as it had when received by the subsidiary.

    75% INCOME TEST. At least 75% of the REIT's gross income (excluding gross income from "prohibited transactions," as described below) for each taxable year must be derived from (i) rents from real property, (ii) interest on obligations collateralized by mortgages on, or interests in, real property; (iii) gain from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (iv) dividends or other distributions on shares in other REITs as well as the gain from the sale of such shares; (v) abatements and refunds of real property taxes;
(vi) income from the operation, and gain from the sale, of property acquired at or in lieu of foreclosure of the mortgage collateralized by such property ("foreclosure property"); (vii) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property; and (viii) certain qualified temporary investment income.

    95% INCOME TEST. At least 95% of the REIT's gross income (excluding gross income from "prohibited transactions") for each taxable year must be derived from sources qualifying for the 75% test, plus dividend or interest income or capital gain on the sale or other disposition of stocks or securities.

    RENTS FROM REAL PROPERTY. Rents received by the Company will constitute "rents from real property," qualifying for the 75% and 95% income tests, if the following requirements are met:

    - The amount of rent received generally must not be based in whole or in part on the income or profits of any person.

    - Rents will not qualify as "rents from real property" if the REIT, or a 10% owner of the REIT, owns directly or indirectly a 10% or greater interest in any tenant or in the assets or net profits of a tenant.

    - The term "rents from real property" does not include rents with respect to any property with respect to which the REIT furnishes or renders "disqualifying services" to tenants other than through an independent contractor (as specially defined for this purpose) from whom the REIT itself does not derive or receive any income. For this purpose, "disqualifying services" are services which, if provided by certain tax-exempt entities, would cause rents received by such entities to be treated as unrelated business taxable income. Generally, services other than services usually or customarily rendered in connection with the rental of rooms or other space for occupancy only are disqualifying services. Charges for services of a type customarily furnished or rendered to tenants in connection with the rental of real property of a similar class in the geographic market in which the property is located qualify as "rents from real property." The Company represents that it will not furnish or render services with respect to any of the Properties that would cause rental income from such Properties to fail to qualify as "rents from real property."

    - Rent attributable to personal property will not qualify as "rents from real property" unless the personal property is leased in connection with a lease of real property and such rent is no more than 15% of the total rent received under the lease. Rent attributable to personal property is that amount which bears the same ratio to total rent as the average of the adjusted bases of the personal property at the beginning and end of the taxable year bears to the average of the aggregate adjusted bases of both the real property and personal property at the beginning and end of such taxable year.

    PROHIBITED TRANSACTIONS. The 75% and 95% income tests described above are measured by reference to gross income of the Company. For this purpose, however, gross income does not include income from "prohibited transactions." Moreover, income from prohibited transactions is subject to a 100% tax.

    The Company will be considered to have engaged in a prohibited transaction if it sells stock in trade or other property of a kind which would properly be included in inventory if on hand at the close of the taxable year, or property held primarily for sale to customers in the ordinary course of business. The Code provides a safe harbor under which certain sales of real estate assets will not be considered to be a prohibited transaction. The safe harbor applies if
(a) the Company has held the property for at least four years; (b) the total expenditures made by the Company, or any partner of the Company, and capitalized as part of the basis of the property during the four-year period preceding the sale, do not exceed 30% of the net sales price; and (c) the Company meets the limitation on sales of such property. The Company will meet the limitation on sales if (d) it makes no more than seven sales of property during the year, or
(e) the aggregate of the adjusted bases of the properties sold does not exceed 10% of the aggregate adjusted bases of all the Company's properties during the year. If the property consists of land or improvements not acquired through foreclosure, the Company must have held the property for production of rental income for at least four years to be eligible for the safe harbor. Also, if the Company sold more than seven properties during the year, substantially all of the marketing and development expenditures with respect to the property must have been made through an independent contractor from whom the Company itself does not derive or receive any income.

    FAILURE TO MEET INCOME TESTS. If certain requirements are met, the Company may retain its status as a REIT even in a year in which it fails either the 75% or the 95% income test. In such event, however, the Company will be subject to an excise tax based on the greater of the amount by which it failed the 75% or 95% gross income test for that year, less expenses. The Company will qualify for this relief if (a) it reports the amount and nature of each item of its gross income in its federal income tax return for such year; (b) the inclusion of any incorrect information in its return is not due to fraud with intent to evade tax; and (c) the failure to meet such tests is due to reasonable cause and not willful neglect.

    30% INCOME TEST. Less than 30% of a REIT's gross income must be derived from the sale or other disposition of: (a) stock or securities held for less than one year; (b) property in a prohibited transaction; or (c) real property (including interests in real property and interests in mortgages on real property) held for less than four years, other than property involuntarily converted within the meaning of Section 1033 of the Code or foreclosure property (as defined below).

DISTRIBUTIONS TO STOCKHOLDERS

    95% DISTRIBUTION REQUIREMENT. In order to maintain its qualification as a REIT, the Company is required to distribute dividends (other than capital gains dividends) to its stockholders in an amount equal to 95% of the sum of (a) its "REIT taxable income" before deduction of dividends paid and excluding any net capital gain, plus (b) any net income from foreclosure property less the tax on such income, minus (c) any "excess noncash income." The deduction for dividends paid is discussed below. See "Federal Income Tax Considerations -- Taxation of the Company."

    "REIT taxable income" for purposes of this requirement is the taxable income of a REIT, computed as if it were an ordinary corporation, adjusted by certain items, including an exclusion for net income from foreclosure property, a deduction for the excise tax on the failure of the 75% or 95% income tests, and an exclusion for an amount equal to any net income derived from prohibited transactions.

    "Foreclosure property" is any real property, interest in real property, or personal property incident to the real property, acquired by the REIT in a foreclosure or by a deed in lieu of foreclosure following a default of a debt obligation or after termination of a defaulted lease, provided the REIT elects to treat the property as foreclosure property. The property ceases to be foreclosure property two years after the REIT acquires it, unless the IRS consents to an extension of this time period.

    "Excess noncash income" means the excess of certain amounts that the REIT is required to recognize as income in advance of receiving cash, such as original issue discount on purchase money debt, over 5% of REIT taxable income before deduction for dividends paid and excluding any net capital gain.

    The Company intends to make distributions to the stockholders on a quarterly basis sufficient to meet the 95% distribution requirement. However, because of the possible receipt of income without corresponding cash receipts under the Code's rent allocation and original issue discount rules, timing differences that may rise between the realization of taxable income and net cash flow, and the possible disallowance by the IRS of deductions claimed by the Company, it is possible that the Company may not have sufficient cash or liquid assets at a particular time to meet the 95% distribution requirement. To assure compliance with the 95% distribution requirement, the Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, will borrow funds in order to satisfy the distribution requirement. If the Company fails to meet the 95% distribution requirements as a result of an adjustment to the Company's tax return by the Service, the Company may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

    NON-REIT ACCUMULATED EARNINGS AND PROFITS. The Company will not qualify as a REIT if, as of the close of its taxable year, it has earnings and profits accumulated in any non-REIT year. For purposes of this rule, positive earnings and profits of a corporation that is liquidated or merged into another corporation may not be netted against the other corporation's deficit in earnings and profits. The Company believes that it and each of its subsidiaries had negative earnings and profits as of the effective date of its REIT election.

FAILURE TO QUALIFY AS A REIT

    For any taxable year the Company fails to qualify as a REIT, it would be taxed as a corporation. It would not be entitled to a deduction for dividends paid to its stockholders in computing its taxable income. Assets of the Company and distributions to stockholders would be reduced to the extent necessary to pay any resulting tax liability of the Company. Distributions from the Company at such time would be taxable to stockholders as dividends to the extent of the current and accumulated earnings and profits of the Company and would be eligible for the 70% dividend-received deduction for stockholders which are corporations.

    If the Company's election to be treated as a REIT is terminated automatically, the Company will not be eligible to elect REIT status until the fifth taxable year which begins after the year for which the Company's election was terminated, unless (a) the Company did not willfully fail to file a timely return with respect to the termination taxable year, (b) the incorrect information in such return was not due to fraud with intent to evade tax, and
(c) the Company establishes that failure to meet the requirements was due to reasonable cause and not to willful neglect.

TAXATION OF THE COMPANY

    GENERAL. In general, corporations are subject to federal income tax on their net income regardless of whether such income is currently distributed to stockholders. Distributions to stockholders constitute taxable dividends to the extent of current and accumulated earnings and profits of the corporation.
Under this general rule, double taxation of corporate profits -- that is, taxation at the corporate level and the stockholder level -- is the norm. However, the rules pertaining to REITs provide an exception to this general rule. Except as otherwise discussed below, for any taxable year in which the Company qualifies as a REIT, it will generally be able to deduct for federal income tax purposes the portion of its ordinary income or capital gain which is timely distributed to stockholders.

    Even if the Company is treated as a REIT for federal income tax purposes, however, it is subject to tax on any REIT taxable income and net capital gain not distributed to stockholders. The Company may reinvest income or gain recognized upon the sale of property or repayment of an investment, although it does not intend to do so unless it has satisfied the 95% income distribution test. Capital gain income which is not distributed will be taxable to the Company. The Company will not be required to distribute capital gain income to maintain its status as a REIT. In addition, the Company will be taxed at regular corporate tax rates on net income from foreclosure property which is not otherwise REIT qualifying income. Any tax incurred by the Company for these reasons, or for any of the reasons discussed below, would reduce the amount of cash available for distribution to stockholders, and ultimately reduce the return on an investment in shares of the Company.

    DIVIDENDS PAID DEDUCTION. For any taxable year it qualifies as a REIT, the Company can claim the dividends paid deduction for dividends actually and constructively paid during that tax year. The Company can also claim a dividends paid deduction for dividends paid in the following year if it declares the dividends before the time prescribed by law for filing its return for the year, including extensions, and distributes the amount of the dividend during the 12-month period following the close of the year but not later than the date of the first regular dividend payment made after the declaration. In this event, the Company will be required to specify the dollar amount of the dividend, and send any notices required with respect to the dividend not later than 30 days after the close of the tax year or by mail with its annual report for the tax year. Certain so-called consent dividends declared in subsequent years are also eligible for the dividends paid deduction.

    TAX ON BUILT-IN GAIN. The Internal Revenue Service has announced its intention to issue regulations dealing with "built-in gain" of REITs. A REIT has built-in gain to the extent it has, at the time its status as a REIT commences, any asset with a fair market value in excess of its adjusted tax basis. The regulations would provide that a corporation that becomes a REIT recognizes net built-in gain, and pays corporate level tax, as if it had been liquidated at the end of the last taxable year before it qualified as a REIT unless it makes an election under which it will recognize such gain only upon disposition of such assets within the first ten years after it became a REIT. If the election is made, the portion of any gain on such dispositions that is built-in gain is taxable to the REIT without regard to whether the gain is distributed to stockholders.

    Some or all of the assets held by the Company on January 1, 1994, the effective date of its REIT election, had built-in gain. The Company made the election described above. The Company will therefore recognize built-in gain only upon disposition of those assets prior to January 1, 2004. If such a disposition occurs, the corporate level tax paid by the Company will reduce the amount available for distribution to stockholders.

    EXCISE TAX ON FAILURE TO MEET 75% OR 95% INCOME TESTS. Regardless of distributions to stockholders, if the Company fails either or both of the 75% and 95% income tests, but still maintains its qualification as a REIT, it will be subject to an excise tax on an amount equal to the greater of the amount by which it failed the 75% test or the 95% test multiplied by a fraction the numerator of which is REIT taxable income (determined without deductions for dividends paid or net operating losses and excluding capital gains) and the denominator of which is the gross income of the REIT (determined, generally, by excluding income from prohibited transactions, certain gross income from foreclosure property, long-term capital gain, and short-term capital gain to the extent of any short-term capital loss).

    100% TAX ON PROHIBITED TRANSACTIONS. To the extent the Company derives any net income from a prohibited transaction, the Company will be subject to a 100% tax on such net income.

    ALTERNATIVE MINIMUM TAX. The Company will also be subject to the alternative minimum tax on items of tax preference allocable to it. The Code authorizes the Treasury Department to issue regulations allocating items of tax preference between a REIT and its shareholders. Such regulations have not been issued. The Company does not expect to have any significant items of tax preference.

    4% EXCISE TAX. A 4% excise tax applies if a REIT's "distributed amount" for any year is less than its "required distribution." For this purpose, the required distribution is specially defined, and does not correspond to the amount the REIT must distribute in order to maintain its status as a REIT. The required distribution is (a) 85% of the REIT's ordinary income for the year, plus (b) 95% of the REIT's capital gain net income reduced by any net ordinary loss. This amount must be "grossed up" for certain amounts of undistributed income from prior years. For purposes of this rule, the REIT's ordinary income is determined without regard to the dividends paid deduction. The distributed amount includes dividends paid during the calendar year, plus any tax imposed on REIT taxable income or capital gains, plus any excess of the distributed amount for the preceding calendar year over the grossed up required distribution for the preceding year.

    TAX ELECTIONS. The Company's taxable year ends December 31. The Company uses the accrual method of accounting. The effective date of the Company's election to be taxed as a REIT is January 1, 1994.

STATE AND LOCAL TAXES

    The Company may be subject to state and local taxes in various jurisdictions such as those in which the Company owns property or may be deemed to be engaged in activities. The tax treatment of the Company in states having taxing jurisdiction over it may differ from the federal income tax treatment described in this summary. No discussion of state taxation of the Company, the shares or the stockholders is provided herein.

                                 PLAN OF DISTRIBUTION

    The Company may sell Securities to one or more underwriters for public offer and sale by them or may sell Securities offered hereby to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

    The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices (any of which may represent a discount from the prevailing market prices). The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

    Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act.

Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

    If so indicated in the applicable Prospectus Supplement, the Company will authorize the underwriters, dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Securities sold pursuant to Contracts will not be less than nor greater than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except that (i) the purchase by an institution of the Securities covered by its Contract will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and (ii) if the Securities are being sold to underwriters, the Company has sold to such underwriters the total principal amount of the Securities less the principal amount thereof covered by the Contracts.

    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                    LEGAL MATTERS

    Certain legal matters will be passed upon for the Company by Ungaretti & Harris, Chicago, Illinois. Ungaretti & Harris will rely on the opinion of Gordon, Feinblatt, Rothmans, Hoffberger & Hollander, LLC, Baltimore, Maryland, as to certain matters of Maryland law.

                                       EXPERTS

    The financial statements and financial statement schedules included in the Company's Annual Report on Form 10-K, incorporated by reference in this Prospectus, to the extent and for the periods indicated in their report, have been audited by Coopers & Lybrand L.L.P., independent accountants, and are included herein in reliance upon the authority of those experts in giving their report.

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    No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this Prospectus Supplement and the Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriter. This Prospectus Supplement and the Prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, the Common Stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus Supplement or the Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this Prospectus Supplement or the Prospectus or in the affairs of the Company since the date hereof.

                                  -----------------

                                  TABLE OF CONTENTS

                                PROSPECTUS SUPPLEMENT
                                                                     Page
                                                                     ----
Available Information..............................................  S-3
The Company........................................................  S-3
Recent Developments................................................  S-4
Additional Information Regarding Properties........................  S-6
Use of Proceeds....................................................  S-8
Price Range of Common Stock
    and Distributions..............................................  S-8
Taxation of Stockholders...........................................  S-9
Underwriting.......................................................  S-12
Legal Matters......................................................  S-13
Experts............................................................  S-13

                                      PROSPECTUS

Available Information..............................................     2
Incorporation of Certain Documents
    by Reference...................................................     2
The Company........................................................     3
Risk Factors.......................................................     4
Use of Proceeds....................................................     6
Ratio of Earnings to Fixed Charges.................................     6
Description of Debt Securities.....................................     7
Description of Capital Stock.......................................    19
Description of Securities Warrants.................................    28
Certain Provisions of Maryland Law and of
    the Company's Charter and Bylaws...............................    30
Federal Income Tax Considerations Relating
    to the Company's REIT Election.................................    32
Plan of Distribution...............................................    37
Legal Matters......................................................    38
Experts............................................................    38



                                   2,000,000 SHARES

                        [LOGO]        CENTERPOINT
                                      PROPERTIES
                                     CORPORATION



                                     COMMON STOCK


                                      ----------

                                PROSPECTUS SUPPLEMENT
                                        , 1997
                                -----
                                      ----------



                                   LEHMAN BROTHERS

                              A.G. EDWARDS & SONS, INC.

                                  SMITH BARNEY INC.

                                  MCDONALD & COMPANY
                                   SECURITIES, INC.

                              WHEAT FIRST BUTCHER SINGER
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